Towngas
The Hong Kong and China Gas Company Limited

09046981

RECEIVED
2009 SEP 21 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 September 2009

Our ref: CS/GL/L/09-09

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

BY REGISTERED MAIL

Dear Sirs

SUPPL

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of an announcement dated 14 August 2009 in respect of “Date of Board Meeting”;

2. A copy of the Preliminary Announcement of 2009 Interim Results dated 27 August 2009;

3. A copy of an announcement dated 27 August 2009 in respect of “Closure of Register of Members”;

4. A copy of the 2009 Interim Report.

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

Company Secretarial Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3281 Fax: 2562 6682 E-mail: wk.chan@towngas.com

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 3)

DATE OF BOARD MEETING

The board of directors (the "Board") of The Hong Kong and China Gas Company Limited (the "Company") announces that a meeting of the Board will be held on Thursday, 27th August 2009 to, among other matters, consider and approve the interim results of the Company and its subsidiaries for the six months ended 30th June 2009 and its publication and to consider the payment of an interim dividend, if any.

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 14th August 2009

As at the date of this announcement, the Board of the Company comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

PRELIMINARY ANNOUNCEMENT OF 2009 INTERIM RESULTS

HALF-YEARLY RESULTS

The Directors are pleased to report that the unaudited profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2009 amounted to HK$3,001.3 million, an increase of HK$477.0 million compared with the same period last year. Earnings per share for the first half of 2009 amounted to HK 45.3 cents. Earnings per share relating to the Group's profit after taxation for principal businesses, which was HK$2,543.9 million for the period under review, amounted to HK 38.4 cents, an increase of HK 8.0 cents compared with the same period last year.

Highlights of the unaudited results of the Group for the six months ended 30th June 2009, as compared to the same period in 2008, are shown in the following table:

	Unaudited Six months ended 30th June	
	2009	2008
Revenue before Fuel Cost Adjustment, HK million dollars	**6,030.0**	5,560.2
Revenue after Fuel Cost Adjustment, HK million dollars	**6,259.1**	6,537.7
Profit Attributable to Shareholders, HK million dollars	**3,001.3**	2,524.3
Earnings per Share, HK cents	**45.3**	37.9
Earnings per Share, Principal Businesses, HK cents	**38.4**	30.4
Interim Dividend per Share, HK cents	**12.0**	12.0
Town Gas Sold in Hong Kong, million MJ	**14,950**	15,320
Number of Customers in Hong Kong as at 30th June	**1,687,615**	1,655,774

GAS BUSINESS IN HONG KONG

During the first half of 2009, an adverse business environment for the restaurant, tourism and hotel sectors due to a weak local economy resulting from the financial tsunami and human swine influenza, together with higher temperatures compared with the same period last year, led to a decrease in the total volume of gas sales in Hong Kong by 2.4 per cent compared to the same period in 2008. Total appliance sales also decreased by 1.6 per cent compared to the same period in 2008 due to the economic downturn. As at 30th June 2009, the number of customers was 1,687,615, an increase of 15,531 since the end of December 2008.

BUSINESS DEVELOPMENTS IN MAINLAND CHINA

The Group's mainland businesses progressed well during the first half of 2009.

Although the whole energy market was affected by the financial tsunami, demand for natural gas was still substantial on the mainland, thus bringing continuous business growth for the Group's city-gas and natural gas businesses. The Group's development of emerging environmentally-friendly energy projects, through its wholly-owned subsidiary ECO Environmental Investments Limited and the latter's subsidiaries (together known as "ECO"), also progressed well. In the long run, both city-gas and emerging environmentally-friendly energy businesses on the mainland have good prospects and investment value.

The Group and its associate company, Towngas China Company Limited ("Towngas China"), continued to expand city-gas businesses in different regions. The Group currently has 74 city-gas projects, including those of Towngas China, in mainland cities spread across 15 provinces/municipalities. Following construction of a large-scale natural gas transmission pipeline from Sichuan province to eastern and southern China, the start of phase two of the West-to-East pipeline project and an increase in the quantity of imported liquefied natural gas, the Group anticipates its mainland projects will have access to sufficient gas sources to enable them to continue to thrive in the future.

The Group's midstream natural gas projects are making good progress. These include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, and a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province. These kinds of midstream investments help develop and strengthen the Group's downstream city-gas market interests.

The Group operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. These projects are progressing well.

In overall total, the Group currently has 92 projects spread across 18 provinces/ municipalities/autonomous regions, encompassing upstream, midstream and downstream natural gas sectors (including Towngas China's city-gas projects), the water supply and wastewater treatment sector, natural gas filling stations and emerging environmentally-friendly energy projects.

Diversification and an increase in the number of projects are rapidly transforming the Group from a locally-based company centred on a single business into a sizable, nation-wide, multi-business corporation with a focus on environmentally-friendly ventures and the energy sector.

ENVIRONMENTAL INVESTMENT BUSINESSES OF ECO

Leveraging experience gained from operating environmentally-friendly energy businesses in Hong Kong for several years, the Group is now proactively developing these businesses on the mainland through ECO. In Hong Kong, ECO's dedicated liquefied petroleum gas ("LPG") filling stations and North East New Territories landfill gas treatment facility continue to operate well. ECO is also endeavouring to acquire landfill gas utilization projects at other sites in Hong Kong. By making use of landfill gas which would otherwise be flared off, such projects also help improve air quality in Hong Kong.

Construction of ECO's phase-one permanent aviation fuel facility, comprising a tank farm for storage of aviation fuel served by tanker jetties in Area 38, Tuen Mun, for Hong Kong International Airport, is on schedule, and the project is expected to be commissioned by early 2010. The facility will become a major logistics base for supply of aviation fuel in Hong Kong. Construction of a second tank farm is also progressing well; commissioning is expected by the end of 2010. By then this project will be the world's largest airport-based aviation fuel storage and logistic facility.

ECO has endeavoured to develop clean and emerging environmentally-friendly energy projects on the mainland since early 2008 and has achieved good progress so far. Phase one of the Group's coalbed methane liquefaction facility located in Jincheng, Shanxi province was commissioned during the fourth quarter of 2008. This was the first large-scale coalbed methane liquefaction and utilization project on the mainland. Construction of phase two of the facility, to increase production capacity, is in progress; commissioning is expected in 2010. This project is helping to provide an additional gas source for city-gas projects. ECO is monitoring new technology for the production of clean energies from coal as a substitute for petroleum, and keeping a close check on related market trends and potential investment opportunities associated with these alternative fuels. ECO has acquired a methanol production and coal mining project in Junger, Erdos, Inner Mongolia, which is expected to be commissioned in 2010. The production capacity of this project will be 200,000 tonnes of methanol per annum. ECO's coal mining and coking plant project in Fengcheng, Jiangxi province is also progressing well. ECO is proactively developing vehicular clean fuel filling station businesses in Shandong, Shanxi, Shaanxi and Henan provinces following the successful commissioning of a compressed natural gas filling station in Shaanxi province in 2008, the largest of its kind on the mainland.

The energy market on the mainland has great potential to expand. ECO's increasing interest in developing emerging energy and environmentally-friendly businesses and its conclusion of related agreements are expected to bring good economic benefits and business prospects to the Group.

TOWNGAS CHINA COMPANY LIMITED (STOCK CODE: 1083.HK)

The Group currently has a 45.63 per cent interest in Towngas China. Through the introduction of the Group's quality assets and excellent management philosophy, Towngas China turned a loss to a profit in 2007; its profit level is continuing to grow. During the first half of 2009, Towngas China booked a profit of HK$128 million, an increase of 27 per cent over the same period last year.

During the first half of 2009, Towngas China set up new city-gas joint ventures in Chiping, Shandong province and in Xinjin county and the Xindu district of Chengdu, Sichuan province. Towngas China will continue to strive for rapid expansion through mergers and acquisitions. In addition to scaling up its market share in north-eastern China and Sichuan province, Towngas China is looking to move to other regions so as to accelerate development.

Towngas China completed the disposal of its LPG business held by a subsidiary company for a total consideration of HK$419 million in early June 2009. Since the level of gross profit margins for the LPG business is relatively low, this disposal will allow Towngas China to better focus its resources on the development of its city-gas business, thereby enhancing profit levels.

PROPERTY DEVELOPMENTS

An overall total of approximately 1.19 million square feet of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, had been sold by the end of June 2009, representing over 97 per cent of the total residential floor area of the project. Leasing of the commercial area of the project is also good.

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. An overall total of approximately 1.72 million square feet had been sold by the end of June 2009, representing over 98 per cent of the total residential floor area of the project.

The Group has an approximately 15.8 per cent interest in the International Finance Centre ("IFC") complex. Rental demand for the shopping mall and office towers of IFC continues to be good. The occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains high.

NOTE PROGRAMMES

In tandem with the Group's long-term investments on the mainland, HKCG (Finance) Limited, a wholly-owned subsidiary of the Group, successfully issued and sold US$1 billion notes guaranteed by the Company (the "Notes"; stock code: 4303.HK) in August 2008. The issue was very well-received by investors. A credit rating of A1 (stable) was assigned to the Notes by international rating agency Moody's Investors Service and A+ (stable) by Standard and Poor's Rating Services. The issue also won a number of awards granted by several leading financial publications. The Group's success in completing this transaction before a tightening of credit in the financial markets as a result of the financial tsunami has contributed effectively to the provision of long-term financing for its business developments.

In May 2009, the Group further established a US$1 billion medium term note programme (the "Programme") through HKCG (Finance) Limited to facilitate issuing notes from time to time with a maximum aggregate nominal amount not exceeding US$1 billion, or its equivalent in other currencies, during a 12-month period. The interest rate of the medium term notes for each issue will be fixed by making reference to the market environment. The Programme may be updated annually.

The Group issued HK$550 million 30-year notes in August 2009 which were the first ever 30-year medium term notes and the longest term corporate paper issued in the Hong Kong dollar bond market. The good reception to this inaugural 30-year corporate transaction in Hong Kong reflects the very strong credit standing of the Group and investors' confidence and comfort in the long-term prosperity of the Group.

Since the establishment of the Programme, the Group has so far issued medium term notes with an aggregate amount of HK$2.01 billion at nominal interest rates ranging from 3.90 per cent to 4.85 per cent per annum with a maturity of 10 to 30 years. The Programme allows the Group to raise funds by issuing notes within a short period of time when the market environment is favourable, thus having the flexibility to access a wide range of long-term funding opportunities.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,915 as at 30th June 2009, with each employee serving 881 customers, compared to each employee serving 865 customers during the same period last year. Total remuneration for employees involved directly in the town gas business amounted to HK$321 million for the six months ended 30th June 2009, an increase of HK$9 million compared with the corresponding period in 2008. The Group offers its employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK 12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as at 9th October 2009. To enable our Share Registrar to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 8th October 2009 and Friday, 9th October 2009, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 19th October 2009.

BUSINESS OUTLOOK FOR 2009

The Company anticipates steady growth and an increase of about 25,000 new customers in Hong Kong during 2009. Owing to the global financial tsunami, the economic downturn and the threat of human swine influenza, the restaurant, tourism and hotel sectors are still facing a difficult business environment. As a result, the Group expects commercial and industrial gas sales and appliance sales in Hong Kong to slow down slightly in 2009 but considers this will not significantly impact the Group's overall profit. On the other hand, the Group's city-gas and natural gas businesses are expected to continue to progress well. Following the move towards a policy of energy diversification on the mainland, the Group predicts good prospects for its new energy businesses which will provide a new stable foundation for the Group's long-term development.

LEE Shau Kee
Chairman

Hong Kong, 27th August 2009

FINANCIAL INFORMATION

Highlights of the Group's Interim Accounts for the first six months ended 30th June 2009 are shown below. The Interim Accounts are unaudited but have been reviewed by our audit committee and external auditor, PricewaterhouseCoopers.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Six months ended 30th June 2009 HK$M	2008 HK$M
Revenue	2	**6,259.1**	6,537.7
Total operating expenses	3	**(4,008.6)**	(4,517.0)
		2,250.5	2,020.7
Other gains/(losses), net		**503.8**	(113.3)
Interest expense		**(285.7)**	(128.7)
Share of profits less losses of associated companies		**494.2**	772.0
Share of profits less losses of jointly controlled entities		**518.6**	281.6
Profit before taxation		**3,481.4**	2,832.3
Taxation	4	**(410.8)**	(268.4)
Profit for the period		**3,070.6**	2,563.9
Attributable to:			
Shareholders of the Company		**3,001.3**	2,524.3
Minority interests		**69.3**	39.6
		3,070.6	2,563.9
Dividend – interim proposed	5	**787.3**	799.9
Earnings per share – basic and diluted, HK cents	6	**45.3**	37.9

CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS AT 30TH JUNE 2009

	Note	At 30th June 2009 HK$M	At 31st December 2008 HK$M
Assets			
Non-current assets			
Property, plant and equipment		**18,237.2**	15,077.0
Investment property		**515.0**	523.0
Leasehold land		**630.6**	561.0
Intangible assets		**260.0**	196.4
Associated companies		**10,905.9**	10,465.4
Jointly controlled entities		**6,201.7**	6,164.0
Available-for-sale financial assets		**2,061.8**	1,105.2
Derivative financial instruments		**87.6**	-
Retirement benefit assets		**64.7**	64.7
Other non-current assets		**188.7**	89.1
		39,153.2	34,245.8
Current assets			
Completed property for sale		**57.5**	110.1
Inventories		**2,167.6**	1,806.0
Trade and other receivables	7	**2,602.2**	2,429.9
Loan and other receivables from associated companies		**31.0**	29.4
Loan and other receivables from jointly controlled entities		**156.7**	86.6
Loans to minority interests		**44.9**	85.4
Housing loans to staff		**41.2**	46.8
Financial assets at fair value through profit or loss		**630.4**	767.4
Time deposits over three months		**158.8**	55.7
Time deposits up to three months, cash and bank balances		**10,348.1**	12,290.9
		16,238.4	17,708.2
Current liabilities			
Trade and other payables	8	**(3,246.1)**	(2,746.7)
Amounts due to associated companies		**(58.2)**	-
Amounts due to jointly controlled entities		**(27.0)**	(34.0)
Provision for taxation		**(611.0)**	(384.5)
Borrowings		**(2,550.0)**	(2,242.5)
		(6,492.3)	(5,407.7)
Net current assets		**9,746.1**	12,300.5
Total assets less current liabilities		**48,899.3**	46,546.3
Non-current liabilities			
Customers' deposits		**(1,093.1)**	(1,074.3)
Deferred taxation		**(1,698.0)**	(1,272.9)
Borrowings		**(13,231.4)**	(12,342.5)
Loans from minority interests		**(66.1)**	(44.7)
Derivative financial instruments		**-**	(312.1)
		(16,088.6)	(15,046.5)
Net assets		**32,810.7**	31,499.8
Capital and reserves			
Share capital		**1,639.7**	1,666.4
Share premium		**3,618.6**	3,618.6
Reserves		**25,350.9**	23,833.5
Proposed dividend		**787.3**	1,533.1
Shareholders' funds		**31,396.5**	30,651.6
Minority interests		**1,414.2**	848.2
Total equity		**32,810.7**	31,499.8

NOTES TO THE CONDENSED INTERIM ACCOUNTS (UNAUDITED)

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim accounts, which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies used in the preparation of these condensed consolidated interim accounts are consistent with those set out in the annual report for the year ended 31st December 2008. The Group has applied the following new interpretations to Hong Kong Financial Reporting Standards ("HKFRS") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2009. There is however no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies.

- HKAS 1 (Revised) "Presentation of Financial Statements"
- HKAS 7 Amendment "Financial Instruments: Disclosures"
- HKAS 23 (Revised) "Borrowing Costs"
- HKAS 32 and HKAS 1 Amendments "Puttable Financial Instruments and Obligations Arising on Liquidation"
- HKAS 39 Amendment "Financial Instruments: Recognition and Measurement"
- HKFRS 8 "Operating Segments"
- HK(IFRIC)-Interpretation 13 "Customer Loyalty Programmes"
- HK(IFRIC)-Interpretation 16 "Hedges of a Net Investment in a Foreign Operation"
- HKICPA's Improvements to HKFRS published in October 2008

The HKICPA has issued a number of new standards, interpretations and amendments to standards which are not effective for accounting period beginning 1st January 2009. The Group has not early adopted these new and revised HKFRS.

2. Segment information

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. The revenue comprises the following:

	Six months ended 30th June	
	2009	2008
	HK$M	HK$M
Gas sales before fuel cost adjustment	**4,482.1**	4,477.1
Fuel cost adjustment	**229.1**	977.5
Gas sales after fuel cost adjustment	**4,711.2**	5,454.6
Equipment sales	**436.9**	493.4
Maintenance and services	**148.9**	139.6
Water sales	**137.0**	136.3
Property sales	**364.6**	8.1
Rental income	**14.3**	11.4
Other sales	**446.2**	294.3
	6,259.1	6,537.7

2. Segment information (Continued)

The chief operating decision-maker has been identified as the executive committee members (the "ECM"). ECM reviews the Group's internal reporting in order to assess performance and allocate resources. ECM considers the business from both a geographical and product perspective. From a product perspective, management assesses the performance of (a) gas, water and related business; and (b) property business. Gas, water and related business is further evaluated on a geographical basis (Hong Kong and Mainland China).

ECM assesses the performance of the operating segments based on a measure of adjusted profit before interest, tax, depreciation and amortisation (the "EBITDA"). Other information provided, except as noted below, to ECM is measured in a manner consistent with that in the accounts.

Segment assets exclude available-for-sale financial assets, financial assets at fair value through profit or loss, time deposit, cash and bank balances other than those included under segment assets for operation purposes, derivative financial instruments, retirement benefit assets, other non-current assets, loans to minority interests and housing loans to staff.

The segment information provided to the ECM for the reportable segments is as follows:

	Gas, water and related business									
	Hong Kong		Mainland China		Property		All other segments		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Revenue	**4,107.3**	5,036.3	**1,772.9**	1,481.9	**378.9**	19.5	**-**	-	**6,259.1**	6,537.7
Adjusted EBITDA	**2,235.0**	2,257.3	**517.6**	352.1	**123.2**	(53.2)	**(1.1)**	-	**2,874.7**	2,556.2
Depreciation and amortisation	**(269.1)**	(238.1)	**(131.5)**	(102.1)	**(0.1)**	(0.1)	**-**	-	**(400.7)**	(340.3)
Unallocated corporate expenses									**(223.5)**	(195.2)
									2,250.5	2,020.7
Other gains/(losses), net									**503.8**	(113.3)
Interest expense									**(285.7)**	(128.7)
Share of profits less losses of associated companies	**-**	-	**165.6**	100.1	**328.6**	671.9	**-**	-	**494.2**	772.0
Share of profits less losses of jointly controlled entities	**-**	-	**355.4**	269.5	**163.8**	10.9	**(0.6)**	1.2	**518.6**	281.6
Profit before taxation									**3,481.4**	2,832.3
Taxation									**(410.8)**	(268.4)
Profit for the period									**3,070.6**	2,563.9
Attributable to:										
Shareholders of the Company									**3,001.3**	2,524.3
Minority interests									**69.3**	39.6
									3,070.6	2,563.9

Share of profits of associated companies includes HK$178.4 million (2008: HK$536.3 million), being the Group's share of post-tax change in valuation of investment properties at the International Finance Centre (the "IFC") complex for the period.

NOTES TO THE CONDENSED INTERIM ACCOUNTS (UNAUDITED)

2. Segment information (Continued)

	Gas, water and related business									
	Hong Kong		Mainland China		Property		All other segments		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Segment assets	**17,451.9**	18,098.4	**19,975.0**	19,196.1	**6,436.6**	6,504.1	**3,485.5**	154.8	**47,349.0**	43,953.4
Unallocated corporate assets										
- available-for-sale financial assets									**2,061.8**	1,105.2
- financial asset at fair value through profit and loss									**630.4**	767.4
- time deposit, cash and bank balances excluded from segment assets									**4,923.3**	5,842.0
- others									**427.1**	286.0
Total assets	**17,451.9**	18,098.4	**19,975.0**	19,196.1	**6,436.6**	6,504.1	**3,485.5**	154.8	**55,391.6**	51,954.0

The Company is domiciled in Hong Kong. The result of the Group's revenue from external customers in Hong Kong for the six months ended 30th June 2009 is HK$4,486.2 million (2008: HK$5,055.8 million), and the total of its revenue from external customers in PRC is HK$1,772.9 million (2008: HK$1,481.9 million).

At 30th June 2009, the total of non-current assets other than financial instruments and retirement benefit assets located in Hong Kong and other countries is HK$15,380.5 million (At 31st December 2008: HK$15,319.4 million) and HK$21,369.9 million (At 31st December 2008: HK$17,667.4 million) respectively.

NOTES TO THE CONDENSED INTERIM ACCOUNTS (UNAUDITED)

3. Total operating expenses

	Six months ended 30th June	
	2009	2008
	HK$M	HK$M
Stores and materials used	**2,175.8**	3,043.7
Cost of property sold	**98.0**	2.4
Manpower costs	**523.8**	484.5
Depreciation and amortisation	**405.4**	342.9
Other operating items	**805.6**	643.5
	4,008.6	4,517.0

4. Taxation

	Six months ended 30th June	
	2009	2008
	HK$M	HK$M
Current taxation	**372.4**	278.4
Deferred taxation relating to the origination and reversal of temporary differences	**38.4**	52.8
Deferred taxation resulting from the decrease in tax rate from 17.5% to 16.5% in 2008	**-**	(62.8)
	410.8	268.4

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 16.5%) on the estimated assessable profits for the period. PRC profits tax has been calculated on the estimated assessable profits for the period at the rates prevailing in the respective jurisdictions.

5. Dividends

	Six months ended 30th June	
	2009	2008
	HK$M	HK$M
2008 Final, paid, of HK 23 cents per share (2007 Final: HK 23 cents per share)	**1,519.2**	1,393.7
2009 Interim, proposed, of HK 12 cents per share (2008 Interim: HK 12 cents per share)	**787.3**	799.9
	2,306.5	2,193.6

6. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$3,001.3 million (2008: HK$2,524.3 million) and the weighted average of 6,619,444,751 shares (2008: 6,665,599,584 shares) in issue after adjusting for the shares repurchased during the period.

As there were no diluted potential ordinary shares outstanding during the period (2008: nil), the diluted earnings per share for the period ended 30th June 2009 is the same as the basic earnings per share.

7. Trade and other receivables

	At 30th June 2009 HK$M	At 31st December 2008 HK$M
Trade receivables (Note)	**1,364.0**	1,360.5
Instalment receivables	**285.7**	239.7
Other receivables	**629.7**	549.3
Payments in advance	**322.8**	280.4
	2,602.2	2,429.9

The Group recognised a loss of HK$9.2 million (2008: HK$4.1 million) for the impairment of its trade and other receivables during the period. The impairment has been included in other operating items (Note 3).

Note

The Group has established credit policies for different types of customers. The credit period offered for trade receivables, which subject to periodic review by management, ranges from 30 to 60 days except for gas receivables of the Company which are due by 8 working days after billing date. As at 30th June 2009, the aging analysis of the trade receivables, net of impairment provision, is as follows:

	At 30th June 2009 HK$M	At 31st December 2008 HK$M
0 - 30 days	**1,100.0**	1,128.9
31 - 60 days	**42.4**	35.8
61 - 90 days	**23.9**	28.6
Over 90 days	**197.7**	167.2
	1,364.0	1,360.5

NOTES TO THE CONDENSED INTERIM ACCOUNTS (UNAUDITED)

8. Trade and other payables

	At 30th June 2009 HK$M	At 31st December 2008 HK$M
Trade payables (Note a)	**607.1**	463.4
Other payables and accruals (Note b)	**2,639.0**	2,283.3
	3,246.1	2,746.7

Notes

(a) As at 30th June 2009, the aging analysis of the trade payables is as follows :

	At 30th June 2009 HK$M	At 31st December 2008 HK$M
0 - 30 days	**307.8**	294.6
31 - 60 days	**63.6**	35.2
61 - 90 days	**46.9**	14.2
Over 90 days	**188.8**	119.4
	607.1	463.4

(b) The balance includes an amount of approximately HK$141.2 million (At 31st December 2008: HK$109.5 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

DIVIDEND

The Board of Directors has declared an interim dividend for the six months ended 30th June 2009 of HK 12 cents per share payable to shareholders of the Company whose names are on the register of members of the Company as at 9th October 2009. Dividend warrants will be despatched to shareholders on Monday, 19th October 2009.

CLOSING OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, 8th October 2009 to Friday, 9th October 2009, both days inclusive, during which no transfer of shares will be registered. **In order to qualify for this dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:30 p.m. on Wednesday, 7th October 2009.**

FINANCIAL RESOURCES REVIEW

Liquidity and capital resources

As at 30th June 2009, the Group had a net current deposits position of HK$7,957 million (31st December 2008: HK$10,104 million) and long-term borrowings of HK$13,231 million (31st December 2008: HK$12,343 million). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$630 million (31st December 2008: HK$767 million), net current funds as at 30th June 2009 amounted to HK$8,587 million (31st December 2008: HK$10,871 million). In addition, banking facilities available for use amounted to HK$5,008 million (31st December 2008: HK$3,864 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity, banking facilities and debt financing. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing structure

In May 2009, the Group established a US$1 billion Medium Term Note Programme (the "Programme") which allows notes to be issued under the Programme within 12 months' period. The Group issued HK$500 million in 10-year Notes at a fixed coupon rate of 3.90 per cent per annum and HK$600 million in 15-year Notes at a fixed coupon rate of 4.25 per cent per annum (the "MTNs") in June 2009. The Group raised a total of HK$1,100 million through the Programme up to 30th June 2009. The carrying value of the MTNs as at 30th June 2009 was HK$1,083 million.

As at 30th June 2009, the outstanding principal amount of the 10-year US dollar Guaranteed Notes (the "Guaranteed Notes") issued in August 2008 at a fixed coupon rate of 6.25 per cent per annum was US$995 million and the carrying value was HK$7,619 million.

As at 30th June 2009, the Group's borrowings amounted to HK$15,781 million (31st December 2008: HK$14,585 million). Other than the Guaranteed Notes and the MTNs, all bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$4,529 million (31st December 2008: HK$4,730 million) were long-term bank loans while HK$2,550 million (31st December 2008: HK$2,242 million) had maturities within one year on revolving credit or term loan facilities. As at 30th June 2009, the maturity profile of the Group's borrowings was 16 per cent within 1 year; 27 per cent within 1 to 2 years, 2 per cent within 2 to 5 years and 55 per cent over 5 years (31st December 2008: 16 per cent within 1 year; 8 per cent within 1 to 2 years, 24 per cent within 2 to 5 years and 52 per cent over 5 years).

The US dollar Guaranteed Notes issued are hedged to Hong Kong dollars by currency swaps and the Group's bank borrowings are primarily denominated in Hong Kong dollars; thus, the Group has no significant exposure to foreign exchange risk. The gearing ratio [net borrowing / (shareholders' funds + net borrowing)] for the Group as at 30th June 2009 remained healthy at 14 per cent (31st December 2008: 7 per cent). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$630 million as at 30th June 2009 (31st December 2008: HK$767 million), the net gearing ratio [net debt / (shareholders' funds + net debt)] stood at 13 per cent (31st December 2008: 5 per cent).

Contingent liabilities

As at 30th June 2009, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2008: Nil).

Currency profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's investments in securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2009, the investments in securities amounted to HK$2,692 million (31st December 2008: HK$1,873 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Corporate governance

During the six months ended 30th June 2009, save as disclosed below, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Under the Code Provision E.1.3 of the Code which was in force on 1st January 2009, notice of annual general meeting should be sent to shareholders at least 20 clear business days before the meeting. As the Company arranged an appropriate venue in 2008 to accommodate all the attendees for the 2009 Annual General Meeting, the Company, in accordance with the requirements under its Articles of Association, gave 21 clear days' notice to the shareholders of the Company before the convening of the Annual General Meeting of the Company which was held on 14th May 2009.

Model code for dealing in securities by Directors

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). All Directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standard set out in the Model Code during the six months ended 30th June 2009.

Purchase, sale or redemption of own shares

For the six months ended 30th June 2009, the Company repurchased 106,809,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$1,471,925,600 before expenses. Out of 106,809,000 shares repurchased, 104,439,000 shares were cancelled during the period while the remaining 2,370,000 shares were cancelled subsequent to the period end. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of repurchase	Number of shares repurchased	Price per share Highest	Price per share Lowest	Aggregate consideration paid
		HK$	HK$	HK$
March 2009	20,384,000	12.22	10.94	237,917,700
April 2009	43,035,000	14.60	11.88	571,345,500
May 2009	22,898,000	15.50	14.40	341,056,080
June 2009	20,492,000	15.96	15.16	321,606,320
Total	106,809,000			1,471,925,600

Save as mentioned above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the six months ended 30th June 2009.

As at the date of this announcement, the Board comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

As at the date of this announcement, the Board comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

SOUTH CHINA MORNING POST August 28 2009

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 3)

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given that in order to determine entitlement of shareholders to the interim dividend for the six months ended 30th June 2009, the register of members of The Hong Kong and China Gas Company Limited (the "Company") will be closed from Thursday, 8th October 2009 to Friday, 9th October 2009, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, 7th October 2009.

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 27th August 2009

As at the date of this announcement, the Board of the Company comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

RECEIVED
2009 SEP 21 A 9:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2009

Interim Report

Towngas

The Hong Kong and China Gas Company Limited
(stock code: 3)

THE HONG KONG AND CHINA GAS COMPANY LIMITED
2009 INTERIM REPORT

To Shareholders

Dear Sir or Madam,

HALF-YEARLY RESULTS

The Directors are pleased to report that the unaudited profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2009 amounted to HK$3,001.3 million, an increase of HK$477.0 million compared with the same period last year. Earnings per share for the first half of 2009 amounted to HK 45.3 cents. Earnings per share relating to the Group's profit after taxation for principal businesses, which was HK$2,543.9 million for the period under review, amounted to HK 38.4 cents, an increase of HK 8.0 cents compared with the same period last year.

Highlights of the unaudited results of the Group for the six months ended 30th June 2009, as compared to the same period in 2008, are shown in the following table:

	Unaudited Six months ended 30th June	
	2009	2008
Revenue before Fuel Cost Adjustment, HK million dollars	**6,030.0**	5,560.2
Revenue after Fuel Cost Adjustment, HK million dollars	**6,259.1**	6,537.7
Profit Attributable to Shareholders, HK million dollars	**3,001.3**	2,524.3
Earnings per Share, HK cents	**45.3**	37.9
Earnings per Share, Principal Businesses, HK cents	**38.4**	30.4
Interim Dividend per Share, HK cents	**12.0**	12.0
Town Gas Sold in Hong Kong, million MJ	**14,950**	15,320
Number of Customers in Hong Kong as at 30th June	**1,687,615**	1,655,774

The condensed consolidated interim accounts are provided on pages 6 to 25 of this Interim Report. The interim accounts are unaudited but have been reviewed by the Group's audit committee and external auditor, PricewaterhouseCoopers.

GAS BUSINESS IN HONG KONG

During the first half of 2009, an adverse business environment for the restaurant, tourism and hotel sectors due to a weak local economy resulting from the financial tsunami and human swine influenza, together with higher temperatures compared with the same period last year, led to a decrease in the total volume of gas sales in Hong Kong by 2.4 per cent compared to the same period in 2008. Total appliance sales also decreased by 1.6 per cent compared to the same period in 2008 due to the economic downturn. As at 30th June 2009, the number of customers was 1,687,615, an increase of 15,531 since the end of December 2008.

BUSINESS DEVELOPMENTS IN MAINLAND CHINA

The Group's mainland businesses progressed well during the first half of 2009.

Although the whole energy market was affected by the financial tsunami, demand for natural gas was still substantial on the mainland, thus bringing continuous business growth for the Group's city-gas and natural gas businesses. The Group's development of emerging environmentally-friendly energy projects, through its wholly-owned subsidiary ECO Environmental Investments Limited and the latter's subsidiaries (together known as "ECO"), also progressed well. In the long run, both city-gas and emerging environmentally-friendly energy businesses on the mainland have good prospects and investment value.

The Group and its associate company, Towngas China Company Limited ("Towngas China"), continued to expand city-gas businesses in different regions. The Group currently has 74 city-gas projects, including those of Towngas China, in mainland cities spread across 15 provinces/municipalities. Following construction of a large-scale natural gas transmission pipeline from Sichuan province to eastern and southern China, the start of phase two of the West-to-East pipeline project and an increase in the quantity of imported liquefied natural gas, the Group anticipates its mainland projects will have access to sufficient gas sources to enable them to continue to thrive in the future.

The Group's midstream natural gas projects are making good progress. These include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, and a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province. These kinds of midstream investments help develop and strengthen the Group's downstream city-gas market interests.

The Group operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. These projects are progressing well.

In overall total, the Group currently has 92 projects spread across 18 provinces/municipalities/autonomous regions, encompassing upstream, midstream and downstream natural gas sectors (including Towngas China's city-gas projects), the water supply and wastewater treatment sector, natural gas filling stations and emerging environmentally-friendly energy projects.

Diversification and an increase in the number of projects are rapidly transforming the Group from a locally-based company centred on a single business into a sizable, nation-wide, multi-business corporation with a focus on environmentally-friendly ventures and the energy sector.

ENVIRONMENTAL INVESTMENT BUSINESSES OF ECO

Leveraging experience gained from operating environmentally-friendly energy businesses in Hong Kong for several years, the Group is now proactively developing these businesses on the mainland through ECO. In Hong Kong, ECO's dedicated liquefied petroleum gas ("LPG") filling stations and North East New Territories landfill gas treatment facility continue to operate well. ECO is also endeavouring to acquire landfill gas utilization projects at other sites in Hong Kong. By making use of landfill gas which would otherwise be flared off, such projects also help improve air quality in Hong Kong.

Construction of ECO's phase-one permanent aviation fuel facility, comprising a tank farm for storage of aviation fuel served by tanker jetties in Area 38, Tuen Mun, for Hong Kong International Airport, is on schedule, and the project is expected to be commissioned by early 2010. The facility will become a major logistics base for supply of aviation fuel in Hong Kong. Construction of a second tank farm is also progressing well; commissioning is expected by the end of 2010. By then this project will be the world's largest airport-based aviation fuel storage and logistic facility.

ECO has endeavoured to develop clean and emerging environmentally-friendly energy projects on the mainland since early 2008 and has achieved good progress so far. Phase one of the Group's coalbed methane liquefaction facility located in Jincheng, Shanxi province was commissioned during the fourth quarter of 2008. This was the first large-scale coalbed methane liquefaction and utilization project on the mainland. Construction of phase two of the facility, to increase production capacity, is in progress; commissioning is expected in 2010. This project is helping to provide an additional gas source for city-gas projects. ECO is monitoring new technology for the production of clean energies from coal as a substitute for petroleum, and keeping a close check on related market trends and potential investment opportunities associated with these alternative fuels. ECO has acquired a methanol production and coal mining project in Junger, Erdos, Inner Mongolia, which is expected to be commissioned in 2010. The production capacity of this project will be 200,000 tonnes of methanol per annum. ECO's coal mining and coking plant project in Fengcheng, Jiangxi province is also progressing well. ECO is proactively developing vehicular clean fuel filling station businesses in Shandong, Shanxi, Shaanxi and Henan provinces following the successful commissioning of a compressed natural gas filling station in Shaanxi province in 2008, the largest of its kind on the mainland.

The energy market on the mainland has great potential to expand. ECO's increasing interest in developing emerging energy and environmentally-friendly businesses and its conclusion of related agreements are expected to bring good economic benefits and business prospects to the Group.

TOWNGAS CHINA COMPANY LIMITED (STOCK CODE: 1083.HK)

The Group currently has a 45.63 per cent interest in Towngas China. Through the introduction of the Group's quality assets and excellent management philosophy, Towngas China turned a loss to a profit in 2007; its profit level is continuing to grow. During the first half of 2009, Towngas China booked a profit of HK$128 million, an increase of 27 per cent over the same period last year.

During the first half of 2009, Towngas China set up new city-gas joint ventures in Chiping, Shandong province and in Xinjin county and the Xindu district of Chengdu, Sichuan province. Towngas China will continue to strive for rapid expansion through mergers and acquisitions. In addition to scaling up its market share in north-eastern China and Sichuan province, Towngas China is looking to move to other regions so as to accelerate development.

Towngas China completed the disposal of its LPG business held by a subsidiary company for a total consideration of HK$419 million in early June 2009. Since the level of gross profit margins for the LPG business is relatively low, this disposal will allow Towngas China to better focus its resources on the development of its city-gas business, thereby enhancing profit levels.

PROPERTY DEVELOPMENTS

An overall total of approximately 1.19 million square feet of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, had been sold by the end of June 2009, representing over 97 per cent of the total residential floor area of the project. Leasing of the commercial area of the project is also good.

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. An overall total of approximately 1.72 million square feet had been sold by the end of June 2009, representing over 98 per cent of the total residential floor area of the project.

The Group has an approximately 15.8 per cent interest in the International Finance Centre ("IFC") complex. Rental demand for the shopping mall and office towers of IFC continues to be good. The occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains high.

NOTE PROGRAMMES

In tandem with the Group's long-term investments on the mainland, HKCG (Finance) Limited, a wholly-owned subsidiary of the Group, successfully issued and sold US$1 billion notes guaranteed by the Company (the "Notes"; stock code: 4303.HK) in August 2008. The issue was very well-received by investors. A credit rating of A1 (stable) was assigned to the Notes by international rating agency Moody's Investors Service and A+ (stable) by Standard and Poor's Rating Services. The issue also won a number of awards granted by several leading financial publications. The Group's success in completing this transaction before a tightening of credit in the financial markets as a result of the financial tsunami has contributed effectively to the provision of long-term financing for its business developments.

In May 2009, the Group further established a US$1 billion medium term note programme (the "Programme") through HKCG (Finance) Limited to facilitate issuing notes from time to time with a maximum aggregate nominal amount not exceeding US$1 billion, or its equivalent in other currencies, during a 12-month period. The interest rate of the medium term notes for each issue will be fixed by making reference to the market environment. The Programme may be updated annually.

The Group issued HK$550 million 30-year notes in August 2009 which were the first ever 30-year medium term notes and the longest term corporate paper issued in the Hong Kong dollar bond market. The good reception to this inaugural 30-year corporate transaction in Hong Kong reflects the very strong credit standing of the Group and investors' confidence and comfort in the long-term prosperity of the Group.

Since the establishment of the Programme, the Group has so far issued medium term notes with an aggregate amount of HK$2.01 billion at nominal interest rates ranging from 3.90 per cent to 4.85 per cent per annum with a maturity of 10 to 30 years. The Programme allows the Group to raise funds by issuing notes within a short period of time when the market environment is favourable, thus having the flexibility to access a wide range of long-term funding opportunities.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,915 as at 30th June 2009, with each employee serving 881 customers, compared to each employee serving 865 customers during the same period last year. Total remuneration for employees involved directly in the town gas business amounted to HK$321 million for the six months ended 30th June 2009, an increase of HK$9 million compared with the corresponding period in 2008. The Group offers its employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK 12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as at 9th October 2009. To enable our Share Registrar to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 8th October 2009 and Friday, 9th October 2009, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 19th October 2009.

BUSINESS OUTLOOK FOR 2009

The Company anticipates steady growth and an increase of about 25,000 new customers in Hong Kong during 2009. Owing to the global financial tsunami, the economic downturn and the threat of human swine influenza, the restaurant, tourism and hotel sectors are still facing a difficult business environment. As a result, the Group expects commercial and industrial gas sales and appliance sales in Hong Kong to slow down slightly in 2009 but considers this will not significantly impact the Group's overall profit. On the other hand, the Group's city-gas and natural gas businesses are expected to continue to progress well. Following the move towards a policy of energy diversification on the mainland, the Group predicts good prospects for its new energy businesses which will provide a new stable foundation for the Group's long-term development.

LEE Shau Kee
Chairman

Hong Kong, 27th August 2009

CONSOLIDATED INCOME STATEMENT (UNAUDITED)
for the six months ended 30th June

	Note	**2009 HK$M**	2008 HK$M
Revenue	2	**6,259.1**	6,537.7
Total operating expenses	3	**(4,008.6)**	(4,517.0)
		2,250.5	2,020.7
Other gains/(losses), net	4	**503.8**	(113.3)
Interest expense		**(285.7)**	(128.7)
Share of profits less losses of associated companies		**494.2**	772.0
Share of profits less losses of jointly controlled entities		**518.6**	281.6
Profit before taxation	5	**3,481.4**	2,832.3
Taxation	6	**(410.8)**	(268.4)
Profit for the period		**3,070.6**	2,563.9
Attributable to:			
Shareholders of the Company		**3,001.3**	2,524.3
Minority interests		**69.3**	39.6
		3,070.6	2,563.9
Dividend – interim proposed	7	**787.3**	799.9
Earnings per share – basic and diluted, HK cents	8	**45.3**	37.9

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
for the six months ended 30th June

	2009 **HK$M**	2008 HK$M
Profit for the period	**3,070.6**	2,563.9
Other comprehensive income:		
Revaluation surplus/(deficit) of available-for-sale financial assets transferred to equity	**339.7**	(189.2)
Change in fair value of cash flow hedges	**391.7**	–
Exchange differences	**6.4**	714.0
Other comprehensive income for the period, net of tax	**737.8**	524.8
Total comprehensive income for the period	**3,808.4**	3,088.7
Total comprehensive income attributable to:		
Shareholders of the Company	**3,739.6**	2,998.9
Minority interests	**68.8**	89.8
	3,808.4	3,088.7

CONSOLIDATED BALANCE SHEET (UNAUDITED)
as at 30th June 2009

	Note	**At 30th June 2009 HK$M**	At 31st December 2008 HK$M
Assets			
Non-current assets			
Property, plant and equipment	9	**18,237.2**	15,077.0
Investment property		**515.0**	523.0
Leasehold land		**630.6**	561.0
Intangible assets		**260.0**	196.4
Associated companies		**10,905.9**	10,465.4
Jointly controlled entities		**6,201.7**	6,164.0
Available-for-sale financial assets		**2,061.8**	1,105.2
Derivative financial instruments		**87.6**	–
Retirement benefit assets		**64.7**	64.7
Other non-current assets		**188.7**	89.1
		39,153.2	34,245.8
Current assets			
Completed property for sale		**57.5**	110.1
Inventories		**2,167.6**	1,806.0
Trade and other receivables	10	**2,602.2**	2,429.9
Loan and other receivables from associated companies		**31.0**	29.4
Loan and other receivables from jointly controlled entities		**156.7**	86.6
Loans to minority interests		**44.9**	85.4
Housing loans to staff		**41.2**	46.8
Financial assets at fair value through profit or loss		**630.4**	767.4
Time deposits over three months		**158.8**	55.7
Time deposits up to three months, cash and bank balances		**10,348.1**	12,290.9
		16,238.4	17,708.2
Current liabilities			
Trade and other payables	11	**(3,246.1)**	(2,746.7)
Amounts due to associated companies		**(58.2)**	–
Amounts due to jointly controlled entities		**(27.0)**	(34.0)
Provision for taxation		**(611.0)**	(384.5)
Borrowings		**(2,550.0)**	(2,242.5)
		(6,492.3)	(5,407.7)
Net current assets		**9,746.1**	12,300.5
Total assets less current liabilities		**48,899.3**	46,546.3

	Note	At 30th June 2009 HK$M	At 31st December 2008 HK$M
Non-current liabilities			
Customers' deposits		**(1,093.1)**	(1,074.3)
Deferred taxation		**(1,698.0)**	(1,272.9)
Borrowings		**(13,231.4)**	(12,342.5)
Loans from minority interests		**(66.1)**	(44.7)
Derivative financial instruments		**–**	(312.1)
		(16,088.6)	(15,046.5)
Net assets		**32,810.7**	31,499.8
Capital and reserves			
Share capital	12	**1,639.7**	1,666.4
Share premium	13	**3,618.6**	3,618.6
Reserves	14	**25,350.9**	23,833.5
Proposed dividend	14	**787.3**	1,533.1
Shareholders' funds		**31,396.5**	30,651.6
Minority interests		**1,414.2**	848.2
Total equity		**32,810.7**	31,499.8

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

for the six months ended 30th June

	2009 **HK$M**	2008 HK$M
Net cash from operating activities	**1,925.2**	3,012.3
Net cash used in investing activities	**(1,657.4)**	(965.5)
Net cash used in financing activities	**(2,210.6)**	(791.4)
(Decrease)/increase in cash and cash equivalents	**(1,942.8)**	1,255.4
Cash and cash equivalents at 1st January	**12,290.9**	4,808.8
Effect of foreign exchange rate changes	**–**	67.0
Cash and cash equivalents at 30th June	**10,348.1**	6,131.2
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**1,850.2**	1,090.0
Time deposits up to three months	**8,497.9**	5,059.1
Bank overdrafts	**–**	(17.9)
	10,348.1	6,131.2

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

for the six months ended 30th June 2009

	Attributable to share-holders of the Company HK$M	Minority interests HK$M	Total HK$M
Total equity as at 1st January 2009	**30,651.6**	**848.2**	**31,499.8**
Profit for the period	**3,001.3**	**69.3**	**3,070.6**
Other comprehensive income:			
Revaluation surplus of available-for-sale financial assets transferred to equity	**339.7**	**–**	**339.7**
Change in fair value of cash flow hedges	**391.7**	**–**	**391.7**
Exchange differences	**6.9**	**(0.5)**	**6.4**
Total comprehensive income for the period	**3,739.6**	**68.8**	**3,808.4**
Capital injection	**–**	**31.1**	**31.1**
Acquisition of subsidiaries	**–**	**489.1**	**489.1**
Dividends paid	**(1,519.2)**	**–**	**(1,519.2)**
Dividends paid to minority interests	**–**	**(23.0)**	**(23.0)**
Share repurchase	**(1,475.5)**	**–**	**(1,475.5)**
Total equity as at 30th June 2009	**31,396.5**	**1,414.2**	**32,810.7**
Total equity as at 1st January 2008	28,777.2	722.1	29,499.3
Profit for the period	2,524.3	39.6	2,563.9
Other comprehensive income:			
Revaluation deficits of available-for-sale financial assets transferred to equity	(189.2)	–	(189.2)
Exchange differences	663.8	50.2	714.0
Total comprehensive income for the period	2,998.9	89.8	3,088.7
Capital injection	–	29.4	29.4
Dividends paid	(1,393.7)	–	(1,393.7)
Dividends paid to minority interests	–	(17.0)	(17.0)
Total equity as at 30th June 2008	30,382.4	824.3	31,206.7

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim accounts, which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies used in the preparation of these condensed consolidated interim accounts are consistent with those set out in the annual report for the year ended 31st December 2008. The Group has applied the following new interpretations to Hong Kong Financial Reporting Standards ("HKFRS") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2009. There is however no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies.

- HKAS 1 (Revised) — "Presentation of Financial Statements"
- HKAS 7 Amendment — "Financial Instruments: Disclosures"
- HKAS 23 (Revised) — "Borrowing Costs"
- HKAS 32 and HKAS 1 Amendments — "Puttable Financial Instruments and Obligations Arising on Liquidation"
- HKAS 39 Amendment — "Financial Instruments: Recognition and Measurement"
- HKFRS 8 — "Operating Segments"
- HK(IFRIC)-Interpretation 13 — "Customer Loyalty Programmes"
- HK(IFRIC)-Interpretation 16 — "Hedges of a Net Investment in a Foreign Operation"
- HKICPA's Improvements to HKFRS published in October 2008

The HKICPA has issued a number of new standards, interpretations and amendments to standards which are not effective for accounting period beginning 1st January 2009. The Group has not early adopted these new and revised HKFRS.

2. Segment information

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. The revenue comprises the following:

	Six months ended 30th June	
	2009	2008
	HK$M	HK$M
Gas sales before fuel cost adjustment	**4,482.1**	4,477.1
Fuel cost adjustment	**229.1**	977.5
Gas sales after fuel cost adjustment	**4,711.2**	5,454.6
Equipment sales	**436.9**	493.4
Maintenance and services	**148.9**	139.6
Water sales	**137.0**	136.3
Property sales	**364.6**	8.1
Rental income	**14.3**	11.4
Other sales	**446.2**	294.3
	6,259.1	6,537.7

2. Segment information *(continued)*

The chief operating decision-maker has been identified as the executive committee members (the "ECM"). ECM reviews the Group's internal reporting in order to assess performance and allocate resources. ECM considers the business from both a geographical and product perspective. From a product perspective, management assesses the performance of (a) gas, water and related business; and (b) property business. Gas, water and related business is further evaluated on a geographical basis (Hong Kong and Mainland China).

ECM assesses the performance of the operating segments based on a measure of adjusted profit before interest, tax, depreciation and amortisation (the "EBITDA"). Other information provided, except as noted below, to ECM is measured in a manner consistent with that in the accounts.

Segment assets exclude available-for-sale financial assets, financial assets at fair value through profit or loss, time deposit, cash and bank balances other than those included under segment assets for operation purposes, derivative financial instruments, retirement benefit assets, other non-current assets, loans to minority interests and housing loans to staff.

The segment information for the six months ended 30th June 2009 and 2008 provided to the ECM for the reportable segments is as follows:

	Gas, water and related business									
	Hong Kong		Mainland China		Property		All other segments		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Revenue	**4,107.3**	5,036.3	**1,772.9**	1,481.9	**378.9**	19.5	**-**	-	**6,259.1**	6,537.7
Adjusted EBITDA	**2,235.0**	2,257.3	**517.6**	352.1	**123.2**	(53.2)	**(1.1)**	-	**2,874.7**	2,556.2
Depreciation and amortisation	**(269.1)**	(238.1)	**(131.5)**	(102.1)	**(0.1)**	(0.1)	**-**	-	**(400.7)**	(340.3)
Unallocated corporate expenses									**(223.5)**	(195.2)
									2,250.5	2,020.7
Other gains/(losses), net									**503.8**	(113.3)
Interest expense									**(285.7)**	(128.7)
Share of profits less losses of associated companies	**-**	-	**165.6**	100.1	**328.6**	671.9	**-**	-	**494.2**	772.0
Share of profits less losses of jointly controlled entities	**-**	-	**355.4**	269.5	**163.8**	10.9	**(0.6)**	1.2	**518.6**	281.6
Profit before taxation									**3,481.4**	2,832.3
Taxation									**(410.8)**	(268.4)
Profit for the period									**3,070.6**	2,563.9
Attributable to:										
Shareholders of the Company									**3,001.3**	2,524.3
Minority interests									**69.3**	39.6
									3,070.6	2,563.9

2. Segment information *(continued)*

Share of profits of associated companies includes HK$178.4 million (2008: HK$536.3 million), being the Group's share of post-tax change in valuation of investment properties at the International Finance Centre (the "IFC") complex for the period.

The segment assets at 30th June 2009 and 31st December 2008 is as follows:

	Gas, water and related business									
	Hong Kong		Mainland China		Property		All other segments		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Segment assets	**17,451.9**	18,098.4	**19,975.0**	19,196.1	**6,436.6**	6,504.1	**3,485.5**	154.8	**47,349.0**	43,953.4
Unallocated corporate assets										
- available-for-sale financial assets									**2,061.8**	1,105.2
- financial asset at fair value through profit and loss									**630.4**	767.4
- time deposit, cash and bank balances excluded from segment assets									**4,923.3**	5,842.0
- others									**427.1**	286.0
Total assets	**17,451.9**	18,098.4	**19,975.0**	19,196.1	**6,436.6**	6,504.1	**3,485.5**	154.8	**55,391.6**	51,954.0

The Company is domiciled in Hong Kong. The result of the Group's revenue from external customers in Hong Kong for the six months ended 30th June 2009 is HK$4,486.2 million (2008: HK$5,055.8 million), and the total of its revenue from external customers in PRC is HK$1,772.9 million (2008: HK$1,481.9 million).

At 30th June 2009, the total of non-current assets other than financial instruments and retirement benefit assets located in Hong Kong and other countries is HK$15,380.5 million (At 31st December 2008: HK$15,319.4 million) and HK$21,369.9 million (At 31st December 2008: HK$17,667.4 million) respectively.

3. Total operating expenses

	Six months ended 30th June	
	2009	2008
	HK$M	HK$M
Stores and materials used	**2,175.8**	3,043.7
Cost of property sold	**98.0**	2.4
Manpower costs	**523.8**	484.5
Depreciation and amortisation	**405.4**	342.9
Other operating items	**805.6**	643.5
	4,008.6	4,517.0

4. Other gains/(losses), net

	Six months ended 30th June	
	2009	2008
	HK$M	HK$M
Net investment gains/(losses)	**328.7**	(248.8)
Gain on acquisition of a subsidiary (Note 17)	**259.9**	–
Fair value (loss)/gain on investment property	**(8.0)**	116.0
Provision for receivables	**(41.7)**	–
Others	**(35.1)**	19.5
	503.8	(113.3)

5. Profit before taxation

Profit before taxation is stated after charging cost of inventories sold of HK$2,460.1 million (2008: HK$3,305.3 million).

6. Taxation

	Six months ended 30th June	
	2009	2008
	HK$M	HK$M
Current taxation	**372.4**	278.4
Deferred taxation relating to the origination and reversal of temporary differences	**38.4**	52.8
Deferred taxation resulting from the decrease in tax rate from 17.5% to 16.5% in 2008	**–**	(62.8)
	410.8	268.4

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 16.5%) on the estimated assessable profits for the period. PRC profits tax has been calculated on the estimated assessable profits for the period at the rates prevailing in the respective jurisdictions.

7. Dividends

	Six months ended 30th June	
	2009	2008
	HK$M	HK$M
2008 Final, paid, of HK 23 cents per share (2007 Final: HK 23 cents per share)	**1,519.2**	1,393.7
2009 Interim, proposed, of HK 12 cents per share (2008 Interim: HK 12 cents per share)	**787.3**	799.9
	2,306.5	2,193.6

8. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$3,001.3 million (2008: HK$2,524.3 million) and the weighted average of 6,619,444,751 shares (2008: 6,665,599,584 shares) in issue after adjusting for the shares repurchased during the period.

As there were no diluted potential ordinary shares outstanding during the period (2008: nil), the diluted earnings per share for the period ended 30th June 2009 is the same as the basic earnings per share.

9. Property, plant and equipment

	Buildings, plant, mains, mining rights and other equipment HK$M
Cost	
At 1st January 2009	**22,507.7**
Additions	**1,143.3**
Acquisition of subsidiaries	**2,424.9**
Disposals/write off	**(38.7)**
Exchange differences	**0.5**
At 30th June 2009	**26,037.7**
Accumulated depreciation	
At 1st January 2009	**7,430.7**
Charge for the period	**398.4**
Disposals/write off	**(29.0)**
Exchange differences	**0.4**
At 30th June 2009	**7,800.5**
Net book value	
At 30th June 2009	**18,237.2**
At 31st December 2008	**15,077.0**

9. Property, plant and equipment *(continued)*

	Buildings, plant, mains and other equipment HK$M
Cost	
At 1st January 2008	19,889.7
Additions	1,543.4
Disposals/write off	(48.6)
Exchange differences	312.5
At 30th June 2008	21,697.0
Accumulated depreciation	
At 1st January 2008	6,838.1
Charge for the period	336.1
Disposals/write off	(43.8)
Exchange differences	35.0
At 30th June 2008	7,165.4
Net book value	
At 30th June 2008	14,531.6
At 31st December 2007	13,051.6

10. Trade and other receivables

	At 30th June 2009 HK$M	At 31st December 2008 HK$M
Trade receivables (Note)	**1,364.0**	1,360.5
Instalment receivables	**285.7**	239.7
Other receivables	**629.7**	549.3
Payments in advance	**322.8**	280.4
	2,602.2	2,429.9

The Group recognised a loss of HK$9.2 million (2008: HK$4.1 million) for the impairment of its trade and other receivables during the period. The impairment has been included in other operating items (Note 3).

Note

The Group has established credit policies for different types of customers. The credit period offered for trade receivables, which subject to periodic review by management, ranges from 30 to 60 days except for gas receivables of the Company which are due by 8 working days after billing date. As at 30th June 2009, the aging analysis of the trade receivables, net of impairment provision, is as follows:

	At 30th June 2009 HK$M	At 31st December 2008 HK$M
0 – 30 days	**1,100.0**	1,128.9
31 – 60 days	**42.4**	35.8
61 – 90 days	**23.9**	28.6
Over 90 days	**197.7**	167.2
	1,364.0	1,360.5

11. Trade and other payables

	At 30th June 2009 HK$M	At 31st December 2008 HK$M
Trade payables (Note a)	**607.1**	463.4
Other payables and accruals (Note b)	**2,639.0**	2,283.3
	3,246.1	2,746.7

Notes

(a) As at 30th June 2009, the aging analysis of the trade payables is as follows :

	At 30th June 2009 HK$M	At 31st December 2008 HK$M
0 – 30 days	**307.8**	294.6
31 – 60 days	**63.6**	35.2
61 – 90 days	**46.9**	14.2
Over 90 days	**188.8**	119.4
	607.1	463.4

(b) The balance includes an amount of approximately HK$141.2 million (At 31st December 2008: HK$109.5 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

12. Share capital

	Number of Shares		Nominal Value	
	At 30th June 2009	At 31st December 2008	**At 30th June 2009 HK$M**	At 31st December 2008 HK$M
Authorised:				
Ordinary shares of HK$0.25 each	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and fully paid:				
At beginning of period/year	**6,665,599,584**	6,059,635,986	**1,666.4**	1,514.9
Share repurchase	**(106,809,000)**	–	**(26.7)**	–
Bonus issue (Note 13)	**–**	605,963,598	**–**	151.5
At end of period/year	**6,558,790,584**	6,665,599,584	**1,639.7**	1,666.4

13. Share premium

	At 30th June 2009 HK$M	At 31st December 2008 HK$M
At beginning of period/year	**3,618.6**	3,770.1
Less: Bonus issue (Note 12)	**–**	(151.5)
At end of period/year	**3,618.6**	3,618.6

14. Reserves

	Investment revaluation reserve HK$M	General reserve HK$M	Capital redemption reserve HK$M	Hedging reserve HK$M	Capital reserve HK$M	Exchange reserve HK$M	Unappro-priated profits HK$M	Total HK$M
At 1st January 2009	**(316.6)**	**3,320.0**	**189.7**	**(287.2)**	**155.5**	**1,493.8**	**19,278.3**	**23,833.5**
Profit attributable to shareholders	**–**	**–**	**–**	**–**	**–**	**–**	**3,001.3**	**3,001.3**
Other comprehensive income:								
Change in fair value of available-for-sale financial assets	**339.7**	**–**	**–**	**–**	**–**	**–**	**–**	**339.7**
Change in fair value of cash flow hedges	**–**	**–**	**–**	**391.7**	**–**	**–**	**–**	**391.7**
Exchange differences	**–**	**–**	**–**	**–**	**–**	**6.9**	**–**	**6.9**
Total comprehensive income for the period	**339.7**	**–**	**–**	**391.7**	**–**	**6.9**	**3,001.3**	**3,739.6**
2008 final dividend proposed	**–**	**–**	**–**	**–**	**–**	**–**	**1,533.1**	**1,533.1**
2008 final dividend paid	**–**	**–**	**–**	**–**	**–**	**–**	**(1,519.2)**	**(1,519.2)**
Share repurchase	**–**	**–**	**26.7**	**–**	**–**	**–**	**(1,475.5)**	**(1,448.8)**
At 30th June 2009	**23.1**	**3,320.0**	**216.4**	**104.5**	**155.5**	**1,500.7**	**20,818.0**	**26,138.2**
Balance after 2009 interim dividend proposed	**23.1**	**3,320.0**	**216.4**	**104.5**	**155.5**	**1,500.7**	**20,030.7**	**25,350.9**
2009 interim dividend proposed	**–**	**–**	**–**	**–**	**–**	**–**	**787.3**	**787.3**
	23.1	**3,320.0**	**216.4**	**104.5**	**155.5**	**1,500.7**	**20,818.0**	**26,138.2**

	Investment revaluation reserve HK$M	General reserve HK$M	Capital redemption reserve HK$M	Hedging reserve HK$M	Capital reserve HK$M	Exchange reserve HK$M	Unappro-priated profits HK$M	Total HK$M
At 1st January 2008	249.3	3,320.0	189.7	–	141.9	888.8	17,308.8	22,098.5
Profit attributable to shareholders	–	–	–	–	–	–	2,524.3	2,524.3
Other comprehensive income:								
Change in fair value of available-for-sale financial assets	(189.2)	–	–	–	–	–	–	(189.2)
Exchange differences	–	–	–	–	–	663.8	–	663.8
Total comprehensive income for the period	(189.2)	–	–	–	–	663.8	2,524.3	2,998.9
2007 final dividend proposed	–	–	–	–	–	–	1,393.7	1,393.7
2007 final dividend paid	–	–	–	–	–	–	(1,393.7)	(1,393.7)
At 30th June 2008	60.1	3,320.0	189.7	–	141.9	1,552.6	19,833.1	25,097.4
Balance after 2008 interim dividend proposed	60.1	3,320.0	189.7	–	141.9	1,552.6	19,033.2	24,297.5
2008 interim dividend proposed	–	–	–	–	–	–	799.9	799.9
	60.1	3,320.0	189.7	–	141.9	1,552.6	19,833.1	25,097.4

15. Contingent liabilities

The Group did not have any significant contingent liabilities as at 30th June 2009 (At 31st December 2008: nil).

16. Commitments

(a) Capital expenditures for property, plant and equipment

	At 30th June 2009 HK$M	At 31st December 2008 HK$M
Authorised but not brought into the accounts	**2,273.4**	1,883.2
Of which, contracts had been entered into	**1,683.5**	1,647.2

(b) Share of capital expenditures for property, plant and equipment of jointly controlled entities

	At 30th June 2009 HK$M	At 31st December 2008 HK$M
Authorised but not brought into the accounts	**1,666.7**	2,246.9
Of which, contracts had been entered into	**1,009.2**	1,182.1

(c) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant oil and gas projects. The directors estimate that as at 30th June 2009, the Group's commitments to these projects would be approximately HK$748.1 million (At 31st December 2008: HK$585.1 million).

16. Commitments *(continued)*

(d) Lease Commitments

Lessee

At 30th June 2009, future aggregate minimum lease payments of land, buildings and equipment under non-cancellable operating leases are as follows:

	At 30th June 2009 HK$M	At 31st December 2008 HK$M
Not later than 1 year	**44.2**	43.1
Later than 1 year and not later than 5 years	**76.7**	80.7
Later than 5 years	**233.0**	239.2
	353.9	363.0

Lessor

The Group leases out the building facilities of the commercial complex and car parks of Grand Waterfront under operating leases. Except for certain car parks are rented out on an hourly or a monthly basis, these leases typically run for an initial period of 2 to 3 years. Future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	At 30th June 2009 HK$M	At 31st December 2008 HK$M
Not later than 1 year	**10.0**	11.8
Later than 1 year and not later than 5 years	**17.1**	18.1
	27.1	29.9

17. Business combinations

On 28th April 2009, the Group acquired 70.1 per cent of Inner Mongolia SanWei Resource Group Xiao Yu Gou Coal Company Limited ("XYGCCL") and Inner Mongolia SanWei Coal Chemical Technology Company Limited ("CCTCL") for cash consideration of approximately HK$477.6 million and HK$431.9 million respectively.

The inclusions of the acquired businesses do not have a significant impact to the Group's turnover and profit for the reporting period.

17. Business combinations *(continued)*

Details of fair value of net identifiable assets acquired and goodwill are as follows:

	XYGCCL HK$M	**CCTCL** HK$M	**Total** HK$M
Purchase consideration	477.6	431.9	909.5
Fair value of net identifiable assets acquired (see below)	(737.5)	(409.1)	(1,146.6)
(Gain on acquisition)/goodwill (Note 4)	(259.9)	22.8	(237.1)

The goodwill is attributable to the future profitability of the acquired business of CCTCL and the synergies expected to arise after the Group's acquisitions.

The identifiable assets and liabilities arising from the acquisition are as follows:

	Acquirees' carrying amount HK$M	**Acquirees' fair value amount** HK$M
Cash and cash equivalents	39.9	39.9
Property, plant and equipment	902.9	2,424.9
Leasehold land	32.0	72.7
Intangible assets	7.1	7.1
Trade and other receivables	81.6	81.6
Trade and other payables	(323.8)	(323.8)
Borrowings	(276.0)	(276.0)
Deferred tax liabilities	–	(390.7)
Net assets	463.7	1,635.7
Minority interests	(138.6)	(489.1)
Net identifiable assets acquired	325.1	1,146.6

As at 30th June 2009, purchase consideration of HK$238.8 million for XYGCCL remained unpaid and included in trade and other payables.

18. Related party transactions

Save as disclosed elsewhere in the accounts, no significant related party transactions were undertaken by the Group at any time during the period.

FINANCIAL RESOURCES REVIEW

Liquidity and capital resources

As at 30th June 2009, the Group had a net current deposits position of HK$7,957 million (31st December 2008: HK$10,104 million) and long-term borrowings of HK$13,231 million (31st December 2008: HK$12,343 million). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$630 million (31st December 2008: HK$767 million), net current funds as at 30th June 2009 amounted to HK$8,587 million (31st December 2008: HK$10,871 million). In addition, banking facilities available for use amounted to HK$5,008 million (31st December 2008: HK$3,864 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity, banking facilities and debt financing. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing structure

In May 2009, the Group established a US$1 billion Medium Term Note Programme (the "Programme") which allows notes to be issued under the Programme within 12 months' period. The Group issued HK$500 million in 10-year Notes at a fixed coupon rate of 3.90 per cent per annum and HK$600 million in 15-year Notes at a fixed coupon rate of 4.25 per cent per annum (the "MTNs") in June 2009. The Group raised a total of HK$1,100 million through the Programme up to 30th June 2009. The carrying value of the MTNs as at 30th June 2009 was HK$1,083 million.

As at 30th June 2009, the outstanding principal amount of the 10-year US dollar Guaranteed Notes (the "Guaranteed Notes") issued in August 2008 at a fixed coupon rate of 6.25 per cent per annum was US$995 million and the carrying value was HK$7,619 million.

As at 30th June 2009, the Group's borrowings amounted to HK$15,781 million (31st December 2008: HK$14,585 million). Other than the Guaranteed Notes and the MTNs, all bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$4,529 million (31st December 2008: HK$4,730 million) were long-term bank loans while HK$2,550 million (31st December 2008: HK$2,242 million) had maturities within one year on revolving credit or term loan facilities. As at 30th June 2009, the maturity profile of the Group's borrowings was 16 per cent within 1 year; 27 per cent within 1 to 2 years, 2 per cent within 2 to 5 years and 55 per cent over 5 years (31st December 2008: 16 per cent within 1 year; 8 per cent within 1 to 2 years, 24 per cent within 2 to 5 years and 52 per cent over 5 years).

The US dollar Guaranteed Notes issued are hedged to Hong Kong dollars by currency swaps and the Group's bank borrowings are primarily denominated in Hong Kong dollars; thus, the Group has no significant exposure to foreign exchange risk. The gearing ratio net borrowing/(shareholders' funds + net borrowing) for the Group as at 30th June 2009 remained healthy at 14 per cent (31st December 2008: 7 per cent). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$630 million as at 30th June 2009 (31st December 2008: HK$767 million), the net gearing ratio net debt/(shareholders' funds + net debt) stood at 13 per cent (31st December 2008: 5 per cent).

Contingent liabilities

As at 30th June 2009, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2008: Nil).

Currency profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's investments in securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2009, the investments in securities amounted to HK$2,692 million (31st December 2008: HK$1,873 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Corporate governance

During the six months ended 30th June 2009, save as disclosed below, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Under the Code Provision E.1.3 of the Code which was in force on 1st January 2009, notice of annual general meeting should be sent to shareholders at least 20 clear business days before the meeting. As the Company arranged an appropriate venue in 2008 to accommodate all the attendees for the 2009 Annual General Meeting, the Company, in accordance with the requirements under its Articles of Association, gave 21 clear days' notice to the shareholders of the Company before the convening of the Annual General Meeting of the Company which was held on 14th May 2009.

Model code for dealing in securities by Directors

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Following specific enquiries by the Company, all Directors have confirmed that they have fully complied with the required standard set out in the Model Code throughout the review period.

Audit committee

An audit committee was formed in May 1996 to review and supervise the financial reporting process and internal controls of the Group. An audit committee meeting was held in August 2009 to review the unaudited interim accounts for the six months ended 30th June 2009. PricewaterhouseCoopers, the Group's external auditor, carried out a review of the unaudited interim accounts for the six months ended 30th June 2009 in accordance with the Hong Kong Standard on Review Engagement 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. An unmodified review report was issued subsequent to the review.

Purchase, sale or redemption of own shares

For the six months ended 30th June 2009, the Company repurchased 106,809,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$1,471,925,600 before expenses. Out of 106,809,000 shares repurchased, 104,439,000 shares were cancelled during the period while the remaining 2,370,000 shares were cancelled subsequent to the period end. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of repurchase	Number of shares repurchased	Price per share		Aggregate consideration paid
		Highest HK$	Lowest HK$	HK$
March 2009	20,384,000	12.22	10.94	237,917,700
April 2009	43,035,000	14.60	11.88	571,345,500
May 2009	22,898,000	15.50	14.40	341,056,080
June 2009	20,492,000	15.96	15.16	321,606,320
Total	106,809,000			1,471,925,600

Save as mentioned above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the six months ended 30th June 2009.

Disclosure of interests

A. *Directors*

As at 30th June 2009, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Shares and underlying shares (Long positions)

Name of company	Director	Interest in Shares: Personal interests	Family interests	Corporate interests	Other	Interest in underlying shares pursuant to share options	Aggregate interest	%**
The Hong Kong and China Gas Company Limited	Dr. The Hon. Lee Shau Kee	3,903,670		2,705,807,442 *(Note 5)*			2,709,711,112	41.30
	Mr. Liu Lit Man	2,152,202					2,152,202	0.03
	Dr. The Hon. David Li Kwok Po	18,200,000					18,200,000	0.28
	Mr. Lee Ka Kit				2,705,807,442 *(Note 4)*		2,705,807,442	41.24
	Mr. Alfred Chan Wing Kin	124,417*					124,417*	0.00
	Mr. James Kwan Yuk Choi	43,923	49,765				93,688	0.00
	Mr. Lee Ka Shing				2,705,807,442 *(Note 4)*		2,705,807,442	41.24
Lane Success Development Limited	Dr. The Hon. Lee Shau Kee			9,500 *(Note 6)*			9,500	95
	Mr. Lee Ka Kit				9,500 *(Note 6)*		9,500	95
	Mr. Lee Ka Shing				9,500 *(Note 6)*		9,500	95
Yieldway International Limited	Dr. The Hon. Lee Shau Kee			2 *(Note 7)*			2	100
	Mr. Lee Ka Kit				2 *(Note 7)*		2	100
	Mr. Lee Ka Shing				2 *(Note 7)*		2	100
Towngas China Company Limited	Dr. The Hon. Lee Shau Kee			893,172,901 *(Note 8)*			893,172,901	45.63
	Mr. Lee Ka Kit				893,172,901 *(Note 8)*		893,172,901	45.63
	Mr. Lee Ka Shing				893,172,901 *(Note 8)*		893,172,901	45.63
	Mr. Alfred Chan Wing Kin					3,618,000 *(Note 9)*	3,618,000	0.18
	Mr. James Kwan Yuk Choi					3,015,000 *(Note 9)*	3,015,000	0.15

* *These shares were jointly held by Mr. Alfred Chan Wing Kin and his spouse.*

** *Percentage which the aggregate long position in the shares or underlying shares represents to the issued share capital of the Company or any of its associated corporations.*

Save as mentioned above, as at 30th June 2009, there were no other interests or short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) recorded in the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

B. *Substantial shareholders and others (Long positions)*

As at 30th June 2009, the interests and short positions of every person, other than the Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of company	**No. of shares in which interested**	**%*** **
Substantial shareholders (a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting)	Disralei Investment Limited *(Note 1)*	1,402,419,759	21.37
	Timpani Investments Limited *(Note 1)*	1,988,332,010	30.30
	Faxson Investment Limited *(Note 1)*	2,603,627,504	39.68
	Henderson Land Development Company Limited *(Note 1)*	2,603,627,504	39.68
	Henderson Development Limited *(Note 2)*	2,608,426,934	39.76
	Hopkins (Cayman) Limited *(Note 3)*	2,705,807,442	41.24
	Riddick (Cayman) Limited *(Note 4)*	2,705,807,442	41.24
	Rimmer (Cayman) Limited *(Note 4)*	2,705,807,442	41.24
Persons other than substantial shareholders	Macrostar Investment Limited *(Note 1)*	615,295,494	9.38
	Chelco Investment Limited *(Note 1)*	615,295,494	9.38
	Medley Investment Limited *(Note 1)*	585,912,251	8.93
	Commonwealth Bank of Australia *(Note 10)*	461,079,885	7.03

*** *Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.*

Save as mentioned above, as at 30th June 2009, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,603,627,504 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Chelco Investment Limited, which was in turn, a wholly-owned subsidiary of Faxson Investment Limited ("FIL"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of FIL. FIL was a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD").

2. Henderson Development Limited ("HD") beneficially owned 53.47% of the total issued shares of HLD. Of these 2,608,426,934 shares, 2,603,627,504 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.

3. Of these 2,705,807,442 shares, 2,608,426,934 shares represented the shares described in Notes 1 and 2 and 97,380,508 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").

4. These 2,705,807,442 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of the respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these shares by virtue of Part XV of the SFO.

5. These 2,705,807,442 shares included the shares described in Notes 1 to 4. Dr. The Hon. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of the SFO.

6. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

7. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

8. These 893,172,901 shares in Towngas China Company Limited ("Towngas China") representing 45.63% of the total issued shares in Towngas China were beneficially owned by Hong Kong & China Gas (China) Limited (as to 850,202,901 shares), Planwise Properties Limited (as to 40,470,000 shares) and Superfun Enterprises Limited (as to 2,500,000 shares), wholly-owned subsidiaries of the Company. Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

9. These options represent personal interests held by the Directors.

10. Commonwealth Bank of Australia ("Commonwealth Bank") was taken to be interested in these 461,079,885 shares which were held by indirect wholly-owned subsidiaries of Commonwealth Bank.

Update on biographical details of Director under Rule 13.51B(1) of the Listing Rules

Pursuant to Rule 13.51B(1) of the Listing Rules, the update on biographical details of Mr. Lee Ka Kit, Director of the Company, is as follows:

Mr. LEE Ka Kit J.P. Non-executive Director
Mr. Lee was appointed as a Justice of the Peace by the Government of the Hong Kong Special Administrative Region on 1st July 2009.

CORPORATE INFORMATION

Board of directors

As at the date of this report, the board of directors of the Company comprises: Dr. The Hon. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Registered office

23rd Floor, 363 Java Road, North Point,
Hong Kong

Company's website

www.towngas.com

Share registrar

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

Investor relations

Corporate Investment and Investor Relations Department

Telephone number:	2963 3189
Fax number:	2911 9005
e-mail address:	invrelation@towngas.com

Corporate Communications Department

Telephone number:	2963 3493
Fax number:	2516 7368
e-mail address:	ccd@towngas.com

Company Secretarial Department

Telephone number:	2963 3292
Fax number:	2562 6682
e-mail address:	compsec@towngas.com

A printed version of this Interim Report is available on request from the Company and the Company's Share Registrar free of charge. The website version of this Interim Report is also available on the Company's website.

If a shareholder wishes to change his choice of language and/or means of receipt of future corporate communications, the shareholder may at any time free of charge notify the Company's Share Registrar by reasonable notice in writing, stating his name(s) in both English and Chinese (if applicable), address, contact telephone number, number of shares held and details of his change of choice or by email at compsec@towngas.com with the relevant details.

香港中華煤氣有限公司
二零零九年中期報告書

敬啟者：

上半年度業績概況

董事會宣布集團截至2009年6月30日止之六個月內，未經審核股東應佔稅後溢利為港幣30億零1百30萬元，較去年同期增加港幣4億7千7百萬元，每股盈利為港幣45.3仙。期內主營業務稅後溢利為港幣25億4千3百90萬元，即每股港幣38.4仙，較去年同期增加港幣8.0仙。

集團本年度上半年未經審核之業務要點及去年同期比較數字如下：

	未經審核 截至6月30日止六個月 2009	 2008
營業額，未計燃料調整費，港幣百萬元計	**6,030.0**	5,560.2
營業額，已計燃料調整費，港幣百萬元計	**6,259.1**	6,537.7
股東應佔溢利，港幣百萬元計	**3,001.3**	2,524.3
每股盈利，港幣仙計	**45.3**	37.9
每股盈利，主營業務，港幣仙計	**38.4**	30.4
每股中期股息，港幣仙計	**12.0**	12.0
本港煤氣銷售量，百萬兆焦耳計	**14,950**	15,320
於6月30日本港客戶數目	**1,687,615**	1,655,774

簡明綜合中期賬目之詳情載於本中期報告書第6至25頁。該未經審核之中期賬目已由集團之審核委員會及核數師羅兵咸永道會計師事務所審閱。

本港煤氣業務

由於今年上半年本港經濟受金融海嘯和人類豬型流感影響，飲食、旅遊及酒店業仍面對困難之營商環境，加上天氣較去年同期和暖，本港煤氣銷售量較去年同期下降2.4%。此外，今年上半年總體爐具銷售量亦受經濟不景影響較去年同期下降1.6%。截至2009年6月30日止，客戶數目達1,687,615戶，較2008年底增加15,531戶。

中國內地業務發展

集團之內地業務在2009年上半年有着長足之進展。

儘管整體能源市場受着金融海嘯之影響，但內地對天然氣之需求仍然殷切，集團之城市燃氣及天然氣業務持續增長。集團透過全資附屬公司易高環保投資有限公司及其屬下公司(「易高」)致力開拓之新興環保能源業務發展亦穩步向前。長遠而言，城市燃氣及新興環保能源業務均是內地前景廣闊並具投資價值之行業。

城市燃氣方面，集團及其聯營公司港華燃氣有限公司(「港華燃氣」)繼續在內地不同地區擴展業務。連同港華燃氣之項目，集團之城市燃氣項目已增至74個，遍布內地15個省／直轄市。隨着國家四川省天然氣輸送往華東及華南地區及西氣東輸二線管道等大型天然氣項目落成啟用及進口液化天然氣之氣量增加，未來集團在內地之項目將可憑藉充足之氣源繼續蓬勃發展。

集團之天然氣中游項目包括安徽省、河北省及浙江省杭州市之天然氣管線項目，以及吉林省天然氣支線及開發氣田資源項目，業務進展良好。投資於天然氣高壓管線合資項目有助集團拓展並鞏固下游之城市燃氣市場。

集團至今投資及營運三個水務項目，分別為江蘇省吳江市和安徽省蕪湖市之供水合資項目，以及江蘇省蘇州工業園區之供水及排水合資項目，業務進展良好。

連同港華燃氣之城市燃氣項目，集團至今已於內地18個省／直轄市／自治區取得合共92個項目，業務範圍覆蓋天然氣上、中、下游項目、自來水供應與污水處理、天然氣加氣站及新興環保能源項目等。

隨着多元化業務不斷擴展，投資項目與日俱增，集團正從一家經營香港單一業務之本地公司，逐漸邁向成為一家具規模之全國性以環保及能源產業為主導之跨行業企業。

易高環保投資業務

集團透過易高在經營多年之本港業務基礎上積極在內地拓展環保能源投資業務。易高在本港之專用石油氣加氣站及新界東北堆填區之沼氣處理廠繼續平穩運作，亦正積極爭取盡快落實其他垃圾堆填區之沼氣利用機遇，為減低污染以進一步改善本港空氣質素作出貢獻。

易高在屯門38區為香港國際機場建設之永久航空燃油設施之首期貯罐庫區及油輪碼頭工程正按計劃進行，預計明年初可正式投入服務，成為本港主要之航空燃油物流基地。第二貯罐庫區之工程亦在順利進行中，預計該工程可於2010年底完成，屆時將成為全球最大型之機場航空燃油貯存及物流設施。

易高自2008年初開始全力在內地拓展低排放、少污染之新興環保能源項目，現時已取得理想之進展。位於山西省晉城市之煤層氣液化項目首期設施已於去年第四季度建成投產，成為中國首個大型煤層氣液化利用項目。現正在興建第二期設施，以加大供氣量，預期明年內可建成投產，為城市燃氣項目提供更多新氣源。此外，易高亦密切注意煤炭清潔利用生產煤基產品替代石油產品之最新技術、市場趨勢及投資機遇。易高現已落實位於內蒙古鄂爾多斯市准格爾旗之年產20萬噸甲醇生產和煤礦開採項目，預計相關工程可於明年完成並實施投產。易高在江西省豐城市參與投資之煤礦及焦化項目亦按步推展。清潔車用燃料業務方面，易高於去年在陝西省興建之全國最大型壓縮天然氣加氣站成功投產後，現正在山東、山西、陝西及河南各省全力發展此業務。

中國內地能源市場潛力巨大，隨着新興能源及環保業務之發展及項目之落實，預計易高將能為集團帶來理想之經濟效益及發展前景。

港華燃氣有限公司(股份代號：1083.HK)

集團佔45.63%權益之港華燃氣經引入集團之優質資產及卓越管理後，已於2007年度開始轉虧為盈，而盈利持續增長。2009年上半年整體之盈利增加至港幣1億2千8百萬元，較去年同期增長27%。

港華燃氣於2009年上半年在山東省茌平和四川省成都市新津縣及新都區成立城市燃氣合資公司。港華燃氣將繼續通過兼併收購實現市場之快速擴張。除在既有之東北地區及四川省繼續拓展市場外，亦積極尋求切入其他區域，加快業務發展。

港華燃氣於今年6月初完成出售其持有液化石油氣業務之附屬公司，成交價為港幣4億1千9百萬元。液化石油氣業務之毛利率水平相對較低，出售該業務有助港華燃氣將資源集中運用於發展城市燃氣業務，從而提高盈利水平。

地產發展項目

馬頭角南廠地盤之翔龍灣項目截至2009年6月底，已售出住宅樓面面積合共約119萬平方呎，佔總住宅樓面面積已超過97%。該項目商場租務理想。

集團持有西灣河嘉亨灣項目50%權益。截至2009年6月底，該項目已售出住宅樓面面積合共約172萬平方呎，佔總住宅樓面面積已超過98%。

集團持有國際金融中心約15.8%權益。國際金融中心之商場及寫字樓租務暢旺。四季酒店及四季匯之入住率亦維持理想水平。

票據發行計劃

為配合集團在內地之長遠投資，集團於去年8月成功透過全資附屬公司HKCG (Finance) Limited發行及銷售10億美元由本公司擔保之票據(股份代號：4303.HK)。市場對該等票據反應熱烈，並獲國際評級機構穆迪投資及標準普爾評級服務公司分別給予A1(穩定)及A+(穩定)的信貸評級，更獲多家國際金融傳媒機構頒發多個獎項。集團成功在金融海嘯全面爆發引致信貸緊縮前完成是次交易，有效地為集團之業務發展提供長遠財務安排。

集團於今年5月再透過HKCG (Finance) Limited成功設立10億美元中期票據發行計劃，於12個月內可分多次發行總額不超過10億美元或等值之其他貨幣之票據，每次發行時將按當時之市場情況以釐定票據年息率。該計劃可每年更新。

集團於今年8月發行港幣5億5千萬元之30年期票據，此乃港元債券市場首項30年期中期票據及最長期之公司票據。市場對此本港首次之30年期公司票據發行之熱烈反應，可反映集團十分穩健之信貸地位及投資者對集團之長遠蓬勃發展之信心。

自設立該中期票據發行計劃後，集團至今已發行合共港幣20億1千萬元之中期票據，票面息率為港幣定息每年由3.90%至4.85%，年期由10年至30年。中期票據發行計劃為集團提供一個更具彈性及廣闊之長期融資渠道，在適當之市場環境下，集團可於短時間內發行票據以籌集資金。

僱員及生產效率

於2009年6月30日，煤氣業務僱員人數為1,915人，而整體生產效率為每名僱員服務881個客戶，去年同期則為每名僱員服務865個客戶。截至2009年6月30日止六個月，煤氣業務僱員之薪酬總額為港幣3億2千1百萬元，較去年同期上升港幣9百萬元。集團會按僱員之工作能力和表現，給予合適之晉升機會和獎賞，並積極提供各項培訓，竭力為客戶提供更優質服務。

股息

董事會宣布派發本年度中期股息每股港幣12仙，給予於2009年10月9日登記在股東名冊內之股東。本公司將於2009年10月8日星期四及2009年10月9日星期五兩天，暫停辦理股份過戶登記。股息單將於2009年10月19日星期一寄予各股東。

2009年業務展望

預計2009年本港客戶數目將保持平穩增長，全年約增加25,000戶。面對全球金融海嘯、經濟放緩及人類豬型流感之威脅，本港之飲食、旅遊及酒店業仍面對困難之營商環境。預期2009年本港工商業煤氣用量及爐具銷售將有輕微之放緩，但估計不會對整體利潤帶來明顯之影響。而集團在內地之城市燃氣及天然氣業務則會持續理想之增長，新興環保能源業務隨着中國對能源多元化之政策方向之邁進，將會有長足之擴展，為集團之長期發展奠立一個新的穩固基礎。

此致

列位股東

董事會主席
李兆基 謹啟

香港，2009年8月27日

綜合損益表(未經審核)

截至6月30日止六個月

	附註	**2009** **港幣百萬元**	2008 港幣百萬元
營業額	2	**6,259.1**	6,537.7
總營業支出	3	**(4,008.6)**	(4,517.0)
		2,250.5	2,020.7
其他收益/(虧損)淨額	4	**503.8**	(113.3)
利息支出		**(285.7)**	(128.7)
所佔聯營公司溢利減虧損		**494.2**	772.0
所佔共同控制實體溢利減虧損		**518.6**	281.6
除税前溢利	5	**3,481.4**	2,832.3
税項	6	**(410.8)**	(268.4)
期內溢利		**3,070.6**	2,563.9
可歸屬於:			
公司股東		**3,001.3**	2,524.3
少數股東權益		**69.3**	39.6
		3,070.6	2,563.9
股息-擬派中期股息	7	**787.3**	799.9
每股盈利-基本及攤薄,港仙計	8	**45.3**	37.9

綜合全面收益表(未經審核)
截至6月30日止六個月

	2009 港幣百萬元	2008 港幣百萬元
期內溢利	**3,070.6**	2,563.9
其他全面收益：		
可供出售財務資產轉撥至權益之重估增值／(減值)	**339.7**	(189.2)
現金流量對沖之公平值變動	**391.7**	–
匯兑差異	**6.4**	714.0
期內除税後之其他全面收益	**737.8**	524.8
期內全面收益總額	**3,808.4**	3,088.7
全面收益可歸屬於：		
公司股東	**3,739.6**	2,998.9
少數股東權益	**68.8**	89.8
	3,808.4	3,088.7

綜合資產負債表(未經審核)

於2009年6月30日

	附註	2009年 6月30日 港幣百萬元	2008年 12月31日 港幣百萬元
資產			
非流動資產			
物業、機器及設備	9	**18,237.2**	15,077.0
投資物業		**515.0**	523.0
租賃土地		**630.6**	561.0
無形資產		**260.0**	196.4
聯營公司		**10,905.9**	10,465.4
共同控制實體		**6,201.7**	6,164.0
可供出售財務資產		**2,061.8**	1,105.2
衍生金融工具		**87.6**	–
退休福利資產		**64.7**	64.7
其他非流動資產		**188.7**	89.1
		39,153.2	34,245.8
流動資產			
可供出售之建成物業		**57.5**	110.1
存貨		**2,167.6**	1,806.0
貿易及其他應收賬款	10	**2,602.2**	2,429.9
借予聯營公司之貸款及其他應收賬款		**31.0**	29.4
借予共同控制實體之貸款及其他應收賬款		**156.7**	86.6
借予少數股東之貸款		**44.9**	85.4
職員房屋貸款		**41.2**	46.8
按公平值列賬及在損益賬處理之財務資產		**630.4**	767.4
三個月以上定期存款		**158.8**	55.7
三個月或以下定期存款、現金及銀行結存		**10,348.1**	12,290.9
		16,238.4	17,708.2
流動負債			
貿易及其他應付賬款	11	**(3,246.1)**	(2,746.7)
應付聯營公司之款項		**(58.2)**	–
應付共同控制實體之款項		**(27.0)**	(34.0)
稅項準備		**(611.0)**	(384.5)
借貸		**(2,550.0)**	(2,242.5)
		(6,492.3)	(5,407.7)
流動資產淨額		**9,746.1**	12,300.5
資產總額減流動負債		**48,899.3**	46,546.3

	附註	2009年 6月30日 港幣百萬元	2008年 12月31日 港幣百萬元
非流動負債			
客戶按金		**(1,093.1)**	(1,074.3)
遞延税項		**(1,698.0)**	(1,272.9)
借貸		**(13,231.4)**	(12,342.5)
少數股東貸款		**(66.1)**	(44.7)
衍生金融工具		**–**	(312.1)
		(16,088.6)	(15,046.5)
資產淨額		**32,810.7**	31,499.8
資本及儲備			
股本	12	**1,639.7**	1,666.4
股本溢價	13	**3,618.6**	3,618.6
各項儲備金	14	**25,350.9**	23,833.5
擬派股息	14	**787.3**	1,533.1
股東資金		**31,396.5**	30,651.6
少數股東權益		**1,414.2**	848.2
權益總額		**32,810.7**	31,499.8

簡明綜合現金流量表(未經審核)

截至6月30日止六個月

	2009 港幣百萬元	2008 港幣百萬元
營業活動所得淨現金	**1,925.2**	3,012.3
投資活動流出現金淨額	**(1,657.4)**	(965.5)
融資活動流出現金淨額	**(2,210.6)**	(791.4)
現金及現金等價物(減少)/增加	**(1,942.8)**	1,255.4
於1月1日之現金及現金等價物	**12,290.9**	4,808.8
外幣匯率變動之影響	**–**	67.0
於6月30日之現金及現金等價物	**10,348.1**	6,131.2
現金及現金等價物結餘分析		
現金及銀行結存	**1,850.2**	1,090.0
三個月或以下定期存款	**8,497.9**	5,059.1
銀行透支	**–**	(17.9)
	10,348.1	6,131.2

綜合權益變動表(未經審核)

截至6月30日止六個月

	歸屬於公司股東 港幣百萬元	少數股東權益 港幣百萬元	總額 港幣百萬元
於2009年1月1日之權益總額	**30,651.6**	**848.2**	**31,499.8**
期內溢利	**3,001.3**	**69.3**	**3,070.6**
其他全面收益：			
可供出售財務資產轉撥至權益之重估增值	**339.7**	**–**	**339.7**
現金流量對沖之公平值變動	**391.7**	**–**	**391.7**
匯兌差異	**6.9**	**(0.5)**	**6.4**
期內全面收益總額	**3,739.6**	**68.8**	**3,808.4**
注資	**–**	**31.1**	**31.1**
收購附屬公司	**–**	**489.1**	**489.1**
已付股息	**(1,519.2)**	**–**	**(1,519.2)**
已付少數股東股息	**–**	**(23.0)**	**(23.0)**
股本回購	**(1,475.5)**	**–**	**(1,475.5)**
於2009年6月30日之權益總額	**31,396.5**	**1,414.2**	**32,810.7**
於2008年1月1日之權益總額	28,777.2	722.1	29,499.3
期內溢利	2,524.3	39.6	2,563.9
其他全面收益：			
可供出售財務資產轉撥至權益之重估減值	(189.2)	–	(189.2)
匯兌差異	663.8	50.2	714.0
期內全面收益總額	2,998.9	89.8	3,088.7
注資	–	29.4	29.4
已付股息	(1,393.7)	–	(1,393.7)
已付少數股東股息	–	(17.0)	(17.0)
於2008年6月30日之權益總額	30,382.4	824.3	31,206.7

簡明中期賬目附註(未經審核)

1. 編製基準及會計政策

本未經審核簡明綜合中期賬目乃按照香港聯合交易所有限公司之證券上市規則及香港會計師公會頒布之香港會計準則第34號「中期財務報告」而編製。此等中期賬目並不構成法定賬目。

集團編製此等簡明綜合中期賬目所採用之會計政策與截至2008年12月31日止之年報所採用者一致。集團已採納下列香港會計師公會頒布之全新香港財務報告準則詮釋，並於集團2009年1月1日開始之財政年度生效。然而，此等詮釋對集團之業績，財務狀況及會計政策並無重大影響。

- 香港會計準則第1號(經修訂) 「財務報表呈報」
- 香港會計準則第7號修訂本 「金融工具：披露」
- 香港會計準則第23號(經修訂) 「借貸成本」
- 香港會計準則第32號及第1號修訂本 「可沽售財務工具及清盤時產生之責任」
- 香港會計準則第39號修訂本 「金融工具：確認及計量」
- 香港財務報告準則第8號 「營運分部」
- 香港(國際財務報告詮釋委員會)－詮釋第13號 「客戶忠誠度計劃」
- 香港(國際財務報告詮釋委員會)－詮釋第16號 「對沖海外業務淨投資」
- 香港會計師公會在2008年10月公布對香港財務報告準則之改進

香港會計師公會已頒布多項於2009年1月1日開始之會計期間尚未生效的新訂準則、詮釋及經修訂準則。集團並無提早採納此等全新及經修訂香港財務報告準則。

2. 分部資料

集團主要於香港及中國內地從事燃氣生產、輸送與銷售、供水，以及經營有關之業務。營業額包括以下項目：

	截至6月30日止六個月	
	2009	2008
	港幣百萬元	港幣百萬元
燃氣銷售，未計燃料調整費	**4,482.1**	4,477.1
燃料調整費	**229.1**	977.5
燃氣銷售，已計燃料調整費	**4,711.2**	5,454.6
爐具銷售	**436.9**	493.4
保養及維修	**148.9**	139.6
水費收入	**137.0**	136.3
物業銷售	**364.6**	8.1
租金收入	**14.3**	11.4
其他銷售	**446.2**	294.3
	6,259.1	6,537.7

2. 分部資料(續)

主要之執行決策者已被認定為行政委員會。行政委員會檢閱集團之內部報告而評估業績及分配資源。行政委員會從地區及產品之角度考慮業務之分部。從產品角度，管理層會按(a)燃氣、水務及有關之業務及(b)地產業務來評估業績。而在評估燃氣、水務及有關之業務時，再根據地域之分佈(香港及中國內地)而細分。

行政委員會根據已調整利息、稅項、折舊及攤銷前利潤的數據評估營運分部之業績。其他已向行政委員會提供之資料(以下例明除外)，與賬目的規格一致。

分部資產不包括可供出售財務資產、按公平值列賬及在損益賬處理之財務資產、定期存款、現金及銀行結餘(除分部資產用作營運目的外)、衍生金融工具、退休福利資產、其他非流動資產、借予少數股東之貸款及職員房屋貸款。

向行政委員會提供有關截至2009年及2008年6月30日止六個月可申報分部資料如下：

	燃氣、水務及有關業務									
	香港		中國內地		地產		其他分部		總額	
	2009 港幣 百萬元	2008 港幣 百萬元	**2009 港幣 百萬元**	2008 港幣 百萬元	**2009 港幣 百萬元**	2008 港幣 百萬元	**2009 港幣 百萬元**	2008 港幣 百萬元	**2009 港幣 百萬元**	2008 港幣 百萬元
營業額	**4,107.3**	5,036.3	**1,772.9**	1,481.9	**378.9**	19.5	**–**	–	**6,259.1**	6,537.7
已調整息稅折舊及攤銷前利潤	**2,235.0**	2,257.3	**517.6**	352.1	**123.2**	(53.2)	**(1.1)**	–	**2,874.7**	2,556.2
折舊及攤銷	**(269.1)**	(238.1)	**(131.5)**	(102.1)	**(0.1)**	(0.1)	**–**	–	**(400.7)**	(340.3)
未分配之企業開支									**(223.5)**	(195.2)
									2,250.5	2,020.7
其他收益／(虧損)淨額									**503.8**	(113.3)
利息支出									**(285.7)**	(128.7)
所佔聯營公司溢利減虧損	**–**	–	**165.6**	100.1	**328.6**	671.9	**–**	–	**494.2**	772.0
所佔共同控制實體溢利減虧損	**–**	–	**355.4**	269.5	**163.8**	10.9	**(0.6)**	1.2	**518.6**	281.6
除稅前溢利									**3,481.4**	2,832.3
稅項									**(410.8)**	(268.4)
期內溢利									**3,070.6**	2,563.9
可歸屬於：										
公司股東									**3,001.3**	2,524.3
少數股東權益									**69.3**	39.6
									3,070.6	2,563.9

2. 分部資料*(續)*

所佔聯營公司溢利包括集團期內攤分於國際金融中心之除稅後投資物業估值變動港幣178,400,000元(2008年：港幣536,300,000元)。

於2009年6月30日及2008年12月31日之分部資產如下：

	燃氣、水務及有關業務									
	香港		中國內地		地產		其他分部		總額	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	港幣	港幣	**港幣**	港幣	**港幣**	港幣	**港幣**	港幣	**港幣**	港幣
	百萬元	百萬元	**百萬元**	百萬元	**百萬元**	百萬元	**百萬元**	百萬元	**百萬元**	百萬元
分部資產	**17,451.9**	18,098.4	**19,975.0**	19,196.1	**6,436.6**	6,504.1	**3,485.5**	154.8	**47,349.0**	43,953.4
未分配之企業資產										
－可供出售財務資產									**2,061.8**	1,105.2
－按公平值列賬及在損益賬處理之財務資產									**630.4**	767.4
－定期存款、現金及銀行結餘(除分部資產外)									**4,923.3**	5,842.0
－其他									**427.1**	286.0
資產總額	**17,451.9**	18,098.4	**19,975.0**	19,196.1	**6,436.6**	6,504.1	**3,485.5**	154.8	**55,391.6**	51,954.0

集團位處於香港。截至2009年6月30日止六個月，集團於香港之外部客户帶來之營業額為港幣4,486,200,000元(2008年：港幣5,055,800,000元)，於中國之外部客户帶來之營業額為港幣1,772,900,000元(2008年：港幣1,481,900,000元)。

於2009年6月30日，分佈在香港及其他地區之非流動資產總額(除金融工具及退休福利資產外)分別為港幣15,380,500,000元(於2008年12月31日：港幣15,319,400,000元)及港幣21,369,900,000元(於2008年12月31日：港幣17,667,400,000元)。

3. 總營業支出

	截至6月30日止六個月	
	2009	2008
	港幣百萬元	港幣百萬元
已使用之庫存及物料	**2,175.8**	3,043.7
物業銷售成本	**98.0**	2.4
人力成本	**523.8**	484.5
折舊及攤銷	**405.4**	342.9
其他營業支出	**805.6**	643.5
	4,008.6	4,517.0

4. 其他收益／(虧損)淨額

	截至6月30日止六個月	
	2009	2008
	港幣百萬元	港幣百萬元
投資收入／(虧損)淨額	**328.7**	(248.8)
收購附屬公司之收益(附註17)	**259.9**	—
投資物業之公平值(虧損)／收益	**(8.0)**	116.0
應收賬款減值準備	**(41.7)**	—
其他	**(35.1)**	19.5
	503.8	(113.3)

5. 除税前溢利

除税前溢利已扣除已售存貨成本港幣2,460,100,000元(2008年：港幣3,305,300,000元)。

6. 税項

	截至6月30日止六個月	
	2009	2008
	港幣百萬元	港幣百萬元
當期税項	**372.4**	278.4
遞延税項暫時差異之產生及轉回	**38.4**	52.8
2008年因税率由17.5%減少至16.5%而產生之遞延税項	**–**	(62.8)
	410.8	268.4

香港利得税準備乃依照本期間估計應課税溢利按16.5%(2008年税率為16.5%)撥取，而中國當地税項準備則依照本期間估計應課税溢利按當地税率撥取。

7. 股息

	截至6月30日止六個月	
	2009	2008
	港幣百萬元	港幣百萬元
2008年已付末期股息每股港幣23仙(2007年末期股息：每股港幣23仙)	**1,519.2**	1,393.7
2009年擬派中期股息每股港幣12仙(2008年中期股息：每股港幣12仙)	**787.3**	799.9
	2,306.5	2,193.6

8. 每股盈利

每股基本盈利乃根據股東應佔溢利港幣3,001,300,000元(2008年：港幣2,524,300,000元)及該期間已就股份回購而作出調整之已發行加權平均股數6,619,444,751股(2008年：6,665,599,584股)計算。

由於集團截至2009年6月30日止六個月內並無任何有潛在攤薄影響之股份(2008年：無)，故每股攤薄盈利等同每股基本盈利。

9. 物業、機器及設備

	樓房、廠場、煤氣管、採礦權及其他設備 港幣百萬元
原值	
於2009年1月1日	**22,507.7**
增加	**1,143.3**
收購附屬公司	**2,424.9**
出售／註銷	**(38.7)**
匯兌差額	**0.5**
於2009年6月30日	**26,037.7**
累計折舊	
於2009年1月1日	**7,430.7**
期內折舊	**398.4**
出售／註銷	**(29.0)**
匯兌差額	**0.4**
於2009年6月30日	**7,800.5**
賬面淨值	
於2009年6月30日	**18,237.2**
於2008年12月31日	**15,077.0**

9. 物業、機器及設備*(續)*

	樓房、廠場、煤氣管及其他設備 港幣百萬元
原值	
於2008年1月1日	19,889.7
增加	1,543.4
出售/註銷	(48.6)
匯兑差額	312.5
於2008年6月30日	21,697.0
累計折舊	
於2008年1月1日	6,838.1
期內折舊	336.1
出售/註銷	(43.8)
匯兑差額	35.0
於2008年6月30日	7,165.4
賬面淨值	
於2008年6月30日	14,531.6
於2007年12月31日	13,051.6

10. 貿易及其他應收賬款

	2009年 6月30日 港幣百萬元	2008年 12月31日 港幣百萬元
貿易應收賬款(附註)	**1,364.0**	1,360.5
應收分期款	**285.7**	239.7
其他應收賬款	**629.7**	549.3
預付款項	**322.8**	280.4
	2,602.2	2,429.9

集團於期內確認貿易及其他應收賬款減值虧損港幣9,200,000元(2008年：港幣4,100,000元)。該減值已列入其他營業支出(附註3)。

附註

集團為各類客戶設定不同之信貸政策。除了公司之煤氣費應收賬款需於賬單發出後8個工作日內繳付外，貿易應收賬款之信貸期由30日至60日不等，並由管理層定期檢討。於2009年6月30日，扣除減值撥備後貿易應收賬款之賬齡分析如下：

	2009年 6月30日 港幣百萬元	2008年 12月31日 港幣百萬元
0至30日	**1,100.0**	1,128.9
31至60日	**42.4**	35.8
61至90日	**23.9**	28.6
超過90日	**197.7**	167.2
	1,364.0	1,360.5

11. 貿易及其他應付賬款

	2009年 6月30日 港幣百萬元	2008年 12月31日 港幣百萬元
貿易應付賬款(附註a)	**607.1**	463.4
其他應付賬款及應計費用(附註b)	**2,639.0**	2,283.3
	3,246.1	2,746.7

附註

(a) 於2009年6月30日,貿易應付賬款之賬齡分析如下:

	2009年 6月30日 港幣百萬元	2008年 12月31日 港幣百萬元
0至30日	**307.8**	294.6
31至60日	**63.6**	35.2
61至90日	**46.9**	14.2
超過90日	**188.8**	119.4
	607.1	463.4

(b) 結餘包括應付恒基兆業地產有限公司約港幣141,200,000元(於2008年12月31日:港幣109,500,000元)為已出售翔龍灣住宅部分之所得款項淨額之27%。

12. 股本

	股份數目		面值	
	2009年	2008年	**2009年**	2008年
	6月30日	12月31日	**6月30日**	12月31日
			港幣百萬元	港幣百萬元
法定股本：				
每股面值港幣二角五仙				
之普通股	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
已發行及已繳足股本：				
於期初／年初	**6,665,599,584**	6,059,635,986	**1,666.4**	1,514.9
股本回購	**(106,809,000)**	–	**(26.7)**	–
發行紅股(附註13)	**–**	605,963,598	**–**	151.5
於期末／年末	**6,558,790,584**	6,665,599,584	**1,639.7**	1,666.4

13. 股本溢價

	2009年	2008年
	6月30日	12月31日
	港幣百萬元	港幣百萬元
於期初／年初	**3,618.6**	3,770.1
減：發行紅股(附註12)	**–**	(151.5)
於期末／年末	**3,618.6**	3,618.6

14. 各項儲備金

	投資重估儲備 港幣百萬元	一般儲備 港幣百萬元	資本贖回儲備 港幣百萬元	對沖儲備 港幣百萬元	資本儲備 港幣百萬元	匯兌儲備 港幣百萬元	未經分配溢利 港幣百萬元	總額 港幣百萬元
於2009年1月1日	**(316.6)**	**3,320.0**	**189.7**	**(287.2)**	**155.5**	**1,493.8**	**19,278.3**	**23,833.5**
股東應佔溢利	**–**	**–**	**–**	**–**	**–**	**–**	**3,001.3**	**3,001.3**
其他全面收益:								
可供出售財務資產轉撥至權益之重估增值	**339.7**	**–**	**–**	**–**	**–**	**–**	**–**	**339.7**
現金流量對沖之公平值變動	**–**	**–**	**–**	**391.7**	**–**	**–**	**–**	**391.7**
匯兌差異	**–**	**–**	**–**	**–**	**–**	**6.9**	**–**	**6.9**
期內全面收益總額	**339.7**	**–**	**–**	**391.7**	**–**	**6.9**	**3,001.3**	**3,739.6**
擬派2008年末期股息	**–**	**–**	**–**	**–**	**–**	**–**	**1,533.1**	**1,533.1**
已派2008年末期股息	**–**	**–**	**–**	**–**	**–**	**–**	**(1,519.2)**	**(1,519.2)**
股份回購	**–**	**–**	**26.7**	**–**	**–**	**–**	**(1,475.5)**	**(1,448.8)**
於2009年6月30日	**23.1**	**3,320.0**	**216.4**	**104.5**	**155.5**	**1,500.7**	**20,818.0**	**26,138.2**
擬派2009年中期股息後結餘	**23.1**	**3,320.0**	**216.4**	**104.5**	**155.5**	**1,500.7**	**20,030.7**	**25,350.9**
擬派2009年中期股息	**–**	**–**	**–**	**–**	**–**	**–**	**787.3**	**787.3**
	23.1	**3,320.0**	**216.4**	**104.5**	**155.5**	**1,500.7**	**20,818.0**	**26,138.2**

	投資重估儲備 港幣百萬元	一般儲備 港幣百萬元	資本贖回儲備 港幣百萬元	對沖儲備 港幣百萬元	資本儲備 港幣百萬元	匯兌儲備 港幣百萬元	未經分配溢利 港幣百萬元	總額 港幣百萬元
於2008年1月1日	249.3	3,320.0	189.7	–	141.9	888.8	17,308.8	22,098.5
股東應佔溢利	–	–	–	–	–	–	2,524.3	2,524.3
其他全面收益:								
可供出售財務資產轉撥至權益之重估減值	(189.2)	–	–	–	–	–	–	(189.2)
匯兌差額	–	–	–	–	–	663.8	–	663.8
期內全面收益總額	(189.2)	–	–	–	–	663.8	2,524.3	2,998.9
擬派2007年末期股息	–	–	–	–	–	–	1,393.7	1,393.7
已派2007年末期股息	–	–	–	–	–	–	(1,393.7)	(1,393.7)
於2008年6月30日	60.1	3,320.0	189.7	–	141.9	1,552.6	19,833.1	25,097.4
擬派2008年中期股息後結餘	60.1	3,320.0	189.7	–	141.9	1,552.6	19,033.2	24,297.5
擬派2008年中期股息	–	–	–	–	–	–	799.9	799.9
	60.1	3,320.0	189.7	–	141.9	1,552.6	19,833.1	25,097.4

15. 或然負債

集團於2009年6月30日並無重大之或然負債(於2008年12月31日：無)。

16. 承擔

(a) 有關物業，機器及設備之資本承擔

	2009年 6月30日 港幣百萬元	2008年 12月31日 港幣百萬元
已獲批准但未入賬	**2,273.4**	1,883.2
其中已簽約者	**1,683.5**	1,647.2

(b) 所佔共同控制實體物業、機器、及設備之資本支出

	2009年 6月30日 港幣百萬元	2008年 12月31日 港幣百萬元
已獲批准但未入賬	**1,666.7**	2,246.9
其中已簽約者	**1,009.2**	1,182.1

(c) 集團在多項合資合同中承諾以股本及貸款方式向若干合資公司提供足夠資金，以作發展燃油及燃氣項目之用。董事估計於2009年6月30日，集團之承擔約為港幣748,100,000元(於2008年12月31日：港幣585,100,000元)。

16. 承擔(續)

(d) 租賃承擔

承租人

於2009年6月30日,根據不可撤銷之經營租賃而於未來支付之最低土地、物業及機器租賃付款總額如下:

	2009年 6月30日 港幣百萬元	2008年 12月31日 港幣百萬元
一年內	**44.2**	43.1
第二年至第五年內	**76.7**	80.7
五年以上	**233.0**	239.2
	353.9	363.0

出租人

集團根據經營租賃出租翔龍灣商場之樓宇設施及泊車位。除了若干泊車位乃按時租或月租形式出租外,此等租賃一般為期2至3年。根據不可撤銷之經營租賃而於未來收取之最低租賃付款總額如下:

	2009年 6月30日 港幣百萬元	2008年 12月31日 港幣百萬元
一年內	**10.0**	11.8
第二年至第五年內	**17.1**	18.1
	27.1	29.9

17. 業務合併

在2009年4月28日,集團以現金代價分別約港幣477,600,000元及港幣431,900,000元,收購內蒙古三維資源集團小魚溝煤炭有限公司(「小魚溝煤炭」)及內蒙古三維煤化科技有限公司(「三維煤化科技」)70.1%之權益。

收購業務並沒有為集團於本期內之營業額及淨利潤帶來重大影響。

17. 業務合併*(續)*

已收購可確認之淨資產之公平值及商譽詳例如下：

	小魚溝煤炭 港幣百萬元	三維煤化科技 港幣百萬元	總額 港幣百萬元
購買代價	477.6	431.9	909.5
已收購可確認之淨資產之公平值(如下)	(737.5)	(409.1)	(1,146.6)
(收購業務之收益)／商譽(附註4)	(259.9)	22.8	(237.1)

煤化科技有限公司之商譽價值是根據其利潤增長及收購後產生之協同效應而計算的。

收購項目帶來可確認之資產及負債如下：

	被收購方 之賬面值 港幣百萬元	被收購方 之公平值 港幣百萬元
現金及現金等價物	39.9	39.9
物業、機器及設備	902.9	2,424.9
租賃土地	32.0	72.7
無形資產	7.1	7.1
貿易及其他應收賬款	81.6	81.6
貿易及其他應付賬款	(323.8)	(323.8)
借貸	(276.0)	(276.0)
遞延税項負債	–	(390.7)
淨資產	463.7	1,635.7
少數股東權益	(138.6)	(489.1)
已收購可確認之資產淨值	325.1	1,146.6

於2009年6月30日，尚未支付小魚溝煤炭之收購代價港幣238,800,000元及已入賬於貿易及其他應付賬款。

18. 有關連人士交易

除於賬目其他部分所披露者外，集團於期內並無進行任何重大之有關連人士交易。

財務資源回顧

資產流動性及資本來源

於2009年6月30日，集團之淨流動存款為港幣79億5千7百萬元(2008年12月31日：港幣101億零4百萬元)及長期借貸為港幣132億3千1百萬元(2008年12月31日：港幣123億4千3百萬元)。經計入按公平值列賬及在損益賬處理之財務資產組合港幣6億3千萬元(2008年12月31日：港幣7億6千7百萬元)後，於2009年6月30日，集團之流動資金淨額為港幣85億8千7百萬元(2008年12月31日：港幣108億7千1百萬元)。此外，可動用之銀行融資額為港幣50億零8百萬元(2008年12月31日：港幣38億6千4百萬元)。

集團營運及資本支出之資金來源為業務營運之現金收入、內部流動資金、銀行融資協議及債券融資。集團擁有足夠及穩定之資金來源及可動用之銀行融資協議以滿足未來資本性投資及營運資金之需求。

借貸結構

於2009年5月，集團成立一項10億美元之中期票據發行計劃(「計劃」)，透過此計劃集團可在十二個月內發行有關票據。於2009年6月，集團發行了港幣5億元及6億元之票據，分別為10年期與票面息率為定息每年3.90%及15年期與票面息率為定息每年4.25%(「中期票據」)。截至2009年6月，集團透過此計劃共籌集了港幣11億元，此中期票據賬面值於2009年6月30日為港幣10億8千3百萬元。

於2009年6月30日，集團於2008年8月發行之10年期與票面息率為定息每年6.25%之美元擔保票據(「擔保票據」)餘下的本金額為9億9千5百萬美元，其賬面值為港幣76億1千9百萬元。

於2009年6月30日，集團借貸總額為港幣157億8千1百萬元(2008年12月31日：港幣145億8千5百萬元)。除上述擔保票據及中期票據外，集團所有銀行貸款及透支均為無抵押及按浮動利率計息，而其中港幣45億2千9百萬元(2008年12月31日：港幣47億3千萬元)為銀行長期貸款，而港幣25億5千萬元(2008年12月31日：港幣22億4千2百萬元)則享有一年以內還款期之循環信用額或定期貸款融資協議。於2009年6月30日，集團借貸之到期日概況如下：16%為1年內到期、27%為1至2年內到期、2%為2至5年內到期及55%為超過5年到期(2008年12月31日：16%為1年內到期、8%為1至2年內到期、24%為2至5年內到期及52%為超過5年到期)。

本金為美元之擔保票據已利用貨幣掉期合約轉為港元作出對沖，而集團借貸基本上為港元貸款，所以集團並無面對重大外匯波動風險。於2009年6月30日，集團之資本負債率淨借貸／(股東資金+淨借貸)為14%(2008年12月31日：7%)，財政狀況穩健。於2009年6月30日，經計入按公平值列賬及在損益賬處理之財務資產組合港幣6億3千萬元(2008年12月31日：港幣7億6千7百萬元)後，集團之淨資本負債率淨負債／(股東資金+淨負債)為13%(2008年12月31日：5%)。

或有負債

於2009年6月30日，集團沒有就銀行融資協議安排提供任何擔保予聯營公司、共同控制實體或第三者(2008年12月31日：無)。

貨幣概況

集團之運作及業務主要在香港及中國內地。其現金、現金等價物或借貸均以港幣或美元為主。集團於中國內地附屬公司及合資企業之借貸則以當地貨幣，即人民幣為主，為當地投資提供自然對沖效果。

集團證券投資

按照集團財資委員會之指引，集團在股票及債券證券方面進行投資。於2009年6月30日，證券投資為港幣26億9千2百萬元(2008年12月31日：港幣18億7千3百萬元)。集團於證券之投資表現令人滿意。

其他資料

企業管治

除下述外，截至2009年6月30日止之六個月內，公司已遵守《香港聯合交易所有限公司證券上市規則》(「《上市規則》」)附錄14所載之《企業管治常規守則》(「《守則》」)之守則條文。

有關於2009年1月1日生效之守則條文第E.1.3條規定，在召開股東週年大會前應至少足20個營業日向股東發送通告。公司已於2008年安排合適場地以容納所有出席2009年股東週年大會人士，因此公司根據其組織章程細則之規定，於召開股東週年大會(已於2009年5月14日舉行)前向公司股東發出足21日通知。

董事進行證券交易之標準守則

公司已採納《上市規則》附錄10所載之標準守則為公司董事進行證券交易之守則(「該守則」)。經公司作出特定查詢後，公司董事均已確認在本中期報告書所包括審閱期間，其完全遵守該守則所規定之標準。

審核委員會

公司已於1996年5月成立審核委員會，以檢討及監察集團之財務匯報程序及內部控制。審核委員會已於本年8月舉行會議，審閱截至2009年6月30日止之六個月內之未經審核中期業績報告。集團核數師羅兵咸永道會計師事務所，根據香港會計師公會頒布之《香港審閱準則》第2410號「獨立核數師審閱中期財務資料」審閱了公司截至2009年6月30日止之六個月內之未經審核中期賬目，並發出無修訂之審閱報告。

購回、出售或贖回公司之股份

截至2009年6月30日止之六個月內，公司在香港聯合交易所有限公司購回106,809,000股股份，未計其他費用之總代價為港幣1,471,925,600元，106,809,000股回購股份當中，104,439,000股已於期內註銷，其餘2,370,000股則於期後註銷。與註銷股份面值相等之數額已撥往資本贖回儲備，而股份購回所付之總代價已從未經分配溢利中扣除。股份回購是董事會為提高股東長遠利益而作出。有關購回股份之詳情如下：

		每股價格		
購回月份	**購回股份數目**	**最高** 港幣	**最低** 港幣	**代價總額** 港幣
2009年3月	20,384,000	12.22	10.94	237,917,700
2009年4月	43,035,000	14.60	11.88	571,345,500
2009年5月	22,898,000	15.50	14.40	341,056,080
2009年6月	20,492,000	15.96	15.16	321,606,320
總額	106,809,000			1,471,925,600

除上述外，截至2009年6月30日止之六個月內，公司及其任何附屬公司並無購回、出售或贖回公司之股份。

公開權益資料

甲. 董事

截至2009年6月30日止，根據《證券及期貨條例》第352條須予備存之登記冊所記錄，或根據《上市公司董事進行證券交易的標準守則》向公司及香港聯合交易所有限公司(「聯交所」)作出之申報，各董事於公司或其相聯法團(定義見《證券及期貨條例》第XV部)之股份、相關股份及債權證中擁有之權益及淡倉如下：

股份及相關股份(好倉)

		股份權益				根據購股權可認購之相關股份權益		
公司名稱	董事姓名	個人	家族	公司	其他		總數	%**
香港中華煤氣有限公司	李兆基博士	3,903,670		2,705,807,442 (附註5)			2,709,711,112	41.30
	廖烈文先生	2,152,202					2,152,202	0.03
	李國寶博士	18,200,000					18,200,000	0.28
	李家傑先生				2,705,807,442 (附註4)		2,705,807,442	41.24
	陳永堅先生	124,417*					124,417*	0.00
	關育材先生	43,923	49,765				93,688	0.00
	李家誠先生				2,705,807,442 (附註4)		2,705,807,442	41.24
隆業發展有限公司	李兆基博士			9,500 (附註6)			9,500	95
	李家傑先生				9,500 (附註6)		9,500	95
	李家誠先生				9,500 (附註6)		9,500	95
溢匯國際有限公司	李兆基博士			2 (附註7)			2	100
	李家傑先生				2 (附註7)		2	100
	李家誠先生				2 (附註7)		2	100
港華燃氣有限公司	李兆基博士			893,172,901 (附註8)			893,172,901	45.63
	李家傑先生				893,172,901 (附註8)		893,172,901	45.63
	李家誠先生				893,172,901 (附註8)		893,172,901	45.63
	陳永堅先生					3,618,000 (附註9)	3,618,000	0.18
	關育材先生					3,015,000 (附註9)	3,015,000	0.15

* 陳永堅先生與其配偶共同持有該等股份。

** 在股份之合計好倉佔公司或其任何相聯法團已發行股本百分率。

除上述外，於2009年6月30日，根據《證券及期貨條例》第352條須予備存之登記冊，或根據《上市公司董事進行證券交易的標準守則》向公司及聯交所作出之申報，並無記錄公司董事在公司或其任何相聯法團(定義見《證券及期貨條例》第XV部)之股份、相關股份及債權證中擁有其他權益或淡倉。

乙. *主要股東及其他人士(好倉)*

截至2009年6月30日止，除公司董事以外之人士，根據《證券及期貨條例》第336條須予備存之登記冊所記錄，持有公司股份及相關股份之權益及淡倉記錄如下：

	公司名稱	股份權益數量	%***
主要股東 (在股東大會上有權行使或控制行使10%或以上投票權之人士)	迪斯利置業有限公司*(附註1)*	1,402,419,759	21.37
	Timpani Investments Limited *(附註1)*	1,988,332,010	30.30
	Faxson Investment Limited *(附註1)*	2,603,627,504	39.68
	恒基兆業地產有限公司*(附註1)*	2,603,627,504	39.68
	恒基兆業有限公司*(附註2)*	2,608,426,934	39.76
	Hopkins (Cayman) Limited *(附註3)*	2,705,807,442	41.24
	Riddick (Cayman) Limited *(附註4)*	2,705,807,442	41.24
	Rimmer (Cayman) Limited *(附註4)*	2,705,807,442	41.24
主要股東以外之人士	Macrostar Investment Limited *(附註1)*	615,295,494	9.38
	Chelco Investment Limited *(附註1)*	615,295,494	9.38
	Medley Investment Limited *(附註1)*	585,912,251	8.93
	Commonwealth Bank of Australia *(附註10)*	461,079,885	7.03

*** *在股份之合計好倉佔公司已發行股本百分率。*

除上述外，於2009年6月30日，根據《證券及期貨條例》第336條須予備存之登記冊，並無記錄其他人士在公司之股份及相關股份中擁有任何權益或淡倉。

附註：

1. Macrostar Investment Limited (「Macrostar」)、Medley Investment Limited (「Medley」)及迪斯利置業有限公司(「迪斯利」)實益擁有此等2,603,627,504股股份。Macrostar為Chelco Investment Limited (「Chelco」)之全資附屬公司，而Chelco則為Faxson Investment Limited (「FIL」)之全資附屬公司。Medley及迪斯利為Timpani Investments Limited (「Timpani」)之全資附屬公司，而Timpani則為FIL之全資附屬公司，FIL則為恒基兆業地產有限公司(「恒基地產」)之全資附屬公司。

2. 恒基兆業有限公司(「恒基兆業」)實益擁有恒基地產所有已發行股份之53.47%。在此等2,608,426,934股股份中，2,603,627,504股股份相當於附註1所述之股份，而其餘股份權益則由恒基兆業一全資附屬公司實益擁有。

3. 在此等2,705,807,442股股份中，2,608,426,934股股份相當於附註1及附註2所述之股份，97,380,508股股份則由富生有限公司(「富生」)實益擁有。Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。

4. 此等2,705,807,442股股份權益已於附註3重覆敘述。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)各自作為兩個全權信託之受託人，擁有單位信託之單位權益。根據《證券及期貨條例》第XV部，李家傑先生及李家誠先生作為該兩個全權信託之可能受益人，被視為有責任披露此等股份權益。

5. 此等2,705,807,442股股份包括附註1至附註4所述之股份。李兆基博士實益擁有Rimmer、Riddick及Hopkins全部已發行股份。根據《證券及期貨條例》第XV部，李兆基博士被視為擁有此等股份之權益。

6. 此等隆業發展有限公司之9,500股股份由公司之全資附屬公司(擁有4,500股)及恒基地產之全資附屬公司(擁有5,000股)實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及公司之權益。

7. 此等溢匯國際有限公司之2股股份由公司之全資附屬公司(擁有1股)及恒基地產之全資附屬公司(擁有1股)實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及公司之權益。

8. 此等港華燃氣有限公司(「港華燃氣」)之893,172,901股股份，相當於港華燃氣已發行股份總數之45.63%，由公司之全資附屬公司Hong Kong & China Gas (China) Limited(擁有850,202,901股)、Planwise Properties Limited(擁有40,470,000股)及Superfun Enterprises Limited(擁有2,500,000股)實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有公司之權益。

9. 該等購股權為董事之個人權益。

10. Commonwealth Bank of Australia(「Commonwealth Bank」)被視為擁有此等461,079,885股股份，此等股份由Commonwealth Bank之間接全資附屬公司擁有。

根據《上市規則》第13.51B(1)條更新董事之個人資料

根據《上市規則》第13.51B(1)條，公司董事李家傑先生更新之個人資料如下：

李家傑先生J.P. 非執行董事
李先生於2009年7月1日獲香港特別行政區政府頒授太平紳士榮銜。

公司資料

董事會

於本報告書日期，本公司董事會成員包括：李兆基博士(主席)，廖烈文先生*，梁希文先生*，林高演先生，李國寶博士*，李家傑先生，陳永堅先生，關育材先生及李家誠先生。

* *獨立非執行董事*

註冊辦事處

香港北角渣華道363號23樓

公司網址

www.towngas.com

股份登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓

投資者關係

企業投資及投資者關係部
電話號碼： 2963 3189
傳真號碼： 2911 9005
電郵地址： invrelation@towngas.com

企業傳訊部

電話號碼： 2963 3493
傳真號碼： 2516 7368
電郵地址： ccd@towngas.com

公司秘書部

電話號碼： 2963 3292
傳真號碼： 2562 6682
電郵地址： compsec@towngas.com

本中期報告書之印刷本於本公司及本公司的股份登記處備索，費用全免。本中期報告書之網上版本亦可於本公司網址瀏覽。

倘若任何股東希望更改日後公司通訊的語言版本及／或收取方式之選擇，該股東可在任何時間以書面通知本公司股份登記處，信中請列明股東之中文(如適用)及英文姓名、地址、聯絡電話、所持股數和有關選擇之變更情況，或把有關資料以電郵發送至compsec@towngas.com，費用全免。

2009

中 期 報 告 書

煤氣

香 港 中 華 煤 氣 有 限 公 司

（股份代號：3）